Exhibit 99.2

NOTICE OF ANNUAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT

With Respect to the
Annual Meeting of Shareholders
to be held on

May 4, 2023

To be conducted via live audio webcast at:
https://virtual-meetings.tsxtrust.com/1452

March 14, 2023

Table of Contents

Notice of Annual Meeting of Shareholders	1

Shareholder and Voting Information	2

General Meeting Information	2
Meeting and Voting Information	4

Business of the Meeting	10

Financial Statements	10
Appointment of Auditors	10
Annual Election of Directors	11
Approval of Unallocated Share Awards under the Share Award Incentive Plan	21
Advisory Vote on Executive Compensation	22
Board Recommendations for Shareholder Voting	23

eNVIRONMENTAL, SOCIAL AND Governance	24

Letter to Shareholders	24
Environmental, Social and Governance (“ESG”) Material Focus Areas	27
Corporate Governance	28
Orientation and Continuous Development	29
Human Capital Management	29
Board and Committee Meetings	31
Board Directorship Policy	31
Director Compensation	32
Director Nomination Processes and Succession Planning	32
Executive Succession Planning	32
Ethical Business Conduct	33
Board Effectiveness	33
Shareholder Engagement	35

Board Mandate and Committees	36

Position Descriptions and Responsibilities	36
Rotation of Committee Assignments and Chairs	36

Director Compensation	39

Philosophy	39
Fees and Retainers	39
Share-Based Awards	40
Director Compensation Tables	41
Director Equity Ownership Requirements	44

Executive Compensation	45

Letter to Shareholders	45
Named Executive Officers	48
Named Executive Officer Profiles	48
Compensation & Human Resources Committee Governance	51
Aligning Executive Compensation and Shareholder Interests	53
Compensation Discussion & Analysis	56
Executive Compensation Components	58
2022 Compensation of Named Executive Officers	61
Executive Compensation Tables	65
Termination and Change of Control Benefits	69

Additional Information	72

Schedule A: Definitions	73
Schedule B: Board of Directors Continuing Education Activities	77
Schedule C: Mandate of the Board of Directors	79
Schedule D: Summary of Director Equity Plans	82
Schedule E: Annual Responsibilities of the Compensation & Human Resources Committee	83
Schedule F: Summary of the Share Award Incentive Plan	84
Schedule G: Securities Authorized For Issuance Under Equity Compensation Plans	90

Notice of Annual Meeting of Shareholders

We invite you to attend our annual meeting ("Meeting") of holders of common shares of Enerplus Corporation ("Enerplus"), which will be held on Thursday, May 4, 2023 at 1:00 p.m. (Calgary time). The Meeting will have the following purposes:

1.	To receive the consolidated financial statements of Enerplus for the year ending December 31, 2022, together with the auditors' report on those statements;

2.	To appoint the auditors of Enerplus;

3.	To elect the directors of Enerplus;

4.	To consider, and if thought advisable, pass an ordinary resolution, the text of which is set forth in the Information Circular, to approve all unallocated restricted share unit awards and performance share unit awards under Enerplus’ share award incentive plan;

5.	To vote, on an advisory, non-binding basis, to accept Enerplus' approach to executive compensation; and

6.	To conduct any other business that may properly come before the Meeting.

The Meeting will be held in a virtual only format, which will be conducted via live audio webcast at https://virtual-meetings.tsxtrust.com/1452. The accompanying Information Circular provides detailed information on how to access the Meeting, the matters to be dealt with at the Meeting and the voting process (including the voting deadline), as well as the text of certain of the resolutions proposed to be passed at the Meeting. The Information Circular contains important information, such as information regarding Enerplus' director nominees, executive compensation, corporate governance matters, and board compensation and mandates. This information will help you learn more about us and help you in your voting decisions.

By order of the Board of Directors on March 14, 2023,

“David A. McCoy”

David A. McCoy

Vice-President, General Counsel & Corporate Secretary

1

SHAREHOLDER AND VOTING INFORMATION

Shareholder and Voting Information

General Meeting Information

About this Information Circular

This Information Circular is furnished to you in connection with the solicitation of proxies by Enerplus Corporation (“Enerplus”, the “Company”, “we” or “our”) for use at the Enerplus’ 2023 Annual Meeting of Shareholders (the “Meeting”). Solicitation of proxies may be made through the mail, by telephone, in person or virtually during the meeting by our management, who will not be paid for such solicitation. The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by Enerplus.

This Information Circular is dated March 14, 2023 and all information contained in this Information Circular is given as of such date, unless stated otherwise.

Unless expressly stated otherwise, all dollar amounts and references to "$" in this Information Circular are in U.S. dollars (“USD”). Refer to Schedule A for definitions of certain capitalized and abbreviated terms used throughout this document.

Common Shares Outstanding

Our Common Shares (which are the only outstanding securities of Enerplus that allow the holders to vote at meetings of Shareholders) are listed on the TSX and on the NYSE under the symbol "ERF". As at March 14, 2023, there were 216,920,841 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of Enerplus, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities representing 10% or more of the voting rights of the issued and outstanding Common Shares.

Quorum

The quorum for the Meeting will consist of two or more individuals present in person and holding or representing by proxy not less than 10% of the issued and outstanding Common Shares. If a quorum is not present at the opening of the Meeting, the Meeting may be adjourned and rescheduled. If the Meeting is adjourned for fewer than 30 days, no notice of the rescheduled meeting will be provided, other than by announcement at the time of adjournment. If the Meeting is adjourned for 30 days or more, notice of the rescheduled meeting will be given.

Advance Notice for Director Nominations

Enerplus' by-laws require advance notice for nomination of directors for consideration at a Shareholders’ meeting. Any notices of director nominations must be submitted to the Corporate Secretary of Enerplus no later than 30 days and not more than 65 days prior to the date of an annual meeting. The notice must include certain information about the proposed director nominee(s) (including name, age, residency, citizenship and principal occupation) and the nominating Shareholder. Only those director nominees who comply with applicable requirements set out in Enerplus' by-laws will be eligible for election as directors of Enerplus. A copy of Enerplus' by-laws is available under Enerplus' profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Enerplus’ website at www.enerplus.com.

Financial Statements and Material Company Information

Enerplus regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis, and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission. Financial information of Enerplus is contained in the audited and consolidated financial statements and management's discussion and analysis for the year ending December 31, 2022, which have been provided to Shareholders who have requested such materials. Copies of such documents are available on the internet under Enerplus' SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov, on Enerplus' website at www.enerplus.com, or may be obtained without charge upon request to Enerplus at either (i) Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Investor Relations, or (ii) The US Bank Tower, 2200, 950 - 17th Street, Denver, Colorado, 80202-2805, or by telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

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SHAREHOLDER AND VOTING INFORMATION

Other Matters

As of the date of this Information Circular, none of the directors or executive officers of Enerplus are aware of any amendment, variation or other matter to come before the Meeting other than the matters listed in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

Indebtedness of Directors and Officers

Enerplus does not provide financial assistance in the form of loans or guarantees to its directors and executive officers. To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors, or executive officers of Enerplus, or any associate or affiliate of the foregoing, has been indebted to Enerplus or any of its subsidiaries at any time since January 1, 2022.

Interests in Material Transactions

To the knowledge of the directors and executive officers of Enerplus, no “informed person” of Enerplus (as defined in applicable securities laws), and none of the directors, proposed directors, or executive officers of Enerplus, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with Enerplus since January 1, 2022 or in any proposed transaction that has materially affected or would materially affect Enerplus or any of its subsidiaries.

Interests in the Business of the Meeting

To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors, or executive officers of Enerplus, or any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

Non-GAAP Financial Measures and Other Financial Measures

This Information Circular references “free cash flow”, “adjusted funds flow”, “net debt”, “net debt adjusted funds flow ratio” and “capital spending”, which do not have a standardized meaning or definition prescribed by U.S. GAAP and which are considered specified financial measures under applicable Canadian securities laws. For more information regarding these terms, readers are referred to “Non-GAAP and Other Financial Measures” in Enerplus’ management’s discussion and analysis for the year ended December 31, 2022, which section is incorporated by reference herein and available on the Company’s website at www.enerplus.com and under its profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. This Information Circular also references “free cash flow to debt adjusted shares ratio”, which does not have a standardized meaning or definition prescribed by U.S. GAAP but which is used by Enerplus in this Information Circular as part of an internal performance metric. Free cash flow to debt adjusted shares ratio is calculated as free cash flow divided by the sum of the number of Common Shares outstanding and the number of Common Shares required to repay the net debt balance outstanding as of December 31, 2022, using the closing share price of Enerplus on the NYSE as of December 30, 2022 of $17.65.

Presentation of Oil and Gas Information

Readers are referred to the discussion under the heading “Presentation of Oil and Gas Reserves, Contingent Resources, and Production Information” in Enerplus' annual information form for the year ending December 31, 2022 (available on the Company’s website at www.enerplus.com and under its profile on SEDAR at www.sedar.com, or as part of its Form 40-F filing on EDGAR at www.sec.gov) regarding the references to reserves, contingent resources and operational information in this Information Circular. A BOE conversion ratio of 6 Mcf: 1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

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SHAREHOLDER AND VOTING INFORMATION

This Information Circular also contains information about Enerplus' finding and development (“F&D”) costs. For additional information on Enerplus' F&D costs, see Enerplus' news release announcing its 2022 year end reserves dated February 23, 2023 (available on the Company’s website and under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov).

Meeting and Voting Information

Registered and Beneficial Shareholders

In this Information Circular, the terms Registered Shareholder and Beneficial Shareholder are frequently used. You are a Registered Shareholder if the Common Shares you own are registered directly in your name. You are a Beneficial Shareholder if the Common Shares you own are registered for you in the name of an intermediary such as a broker, bank, trust company or other nominee (each, an "Intermediary").

Record Date

Every Shareholder at the close of business on March 17, 2023, being the Record Date for the Meeting, is entitled to receive notice of the Meeting and vote their Common Shares on the basis of one vote for each Common Share held, unless that Shareholder has transferred any Common Shares subsequent to the Record Date and the transferee Shareholder establishes ownership of the Common Shares and demands, not later than two days before the Meeting or any shorter period that the Chair of the Meeting may permit, that the transferee's name be included on the list of Shareholders entitled to vote at the Meeting.

Notice-and-Access

Enerplus is using the notice-and-access model to deliver Meeting materials to Beneficial Shareholders. Notice-and-access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs. You can view the Meeting materials online under Enerplus’ profile at www.sedar.com, at www.sec.gov or at www.enerplus.com.

In connection with the Meeting, Enerplus has delivered the following: (i) to Beneficial Shareholders: a voting instruction form, the Notice of Meeting, how to access the Information Circular and other proxy-related materials, and how to request a paper copy of the Information Circular; (ii) to Registered Shareholders: a form of proxy, the Notice of Meeting and the Information Circular; and (iii) to all Shareholders who requested, a copy of Enerplus' consolidated financial statements for the year ending December 31, 2022 and accompanying management's discussion and analysis.

Enerplus is sending the Meeting materials described above directly to its Registered Shareholders and indirectly to all Beneficial Shareholders through their intermediaries. Enerplus will pay for an intermediary to deliver the applicable Meeting materials to "objecting beneficial owners". Enerplus is not sending any Meeting materials directly to "non-objecting beneficial owners".

Attending the Virtual Only Meeting

The Meeting will be held in a virtual only format via live audio webcast. Instructions on voting at the Meeting can be found below under the heading “Instructions on Voting at the Virtual Meeting”.

In order to vote and participate at the Meeting, including to submit questions regarding the business of the meeting, you must either be a Registered Shareholder or a duly appointed proxyholder. In order for Beneficial Shareholders to be a duly appointed proxyholder, they must duly appoint themselves as a proxyholder, as described under “Appointing a Proxy” below. Beneficial Shareholders who have not duly appointed themselves as a proxyholder (including those who have appointed Enerplus’ management nominees as proxyholder) will still be able to attend the Meeting online as a guest, but will not be able to vote or participate in the Meeting, as explained in more detail below.

Registered Shareholders entitled to vote at the Meeting (i.e., registered Shareholders as of the Record Date or transferee registered Shareholders as described under “Record Date” above) and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) will have an equal opportunity to attend, vote and participate at the Meeting online regardless of their geographic location.

4

SHAREHOLDER AND VOTING INFORMATION

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) will be able to attend, submit questions and vote at the Meeting online at https://virtual-meetings.tsxtrust.com/1452. Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) may enter the Meeting by clicking "I have a control number/meeting access number" and entering a valid control number and the password "enerplus2023" (case sensitive) before the start of the Meeting.

Guests (including Beneficial Shareholders who have not duly appointed themselves as a proxyholder) can log in to the Meeting by clicking "I am a guest" and completing the online form. Guests will be able to listen to the Meeting, but will not be able to ask questions or vote.

See "Instructions on Voting at the Virtual Meeting" for additional information on voting at the Meeting and "Appointing a Proxy" for additional information on appointing yourself or a third party as a proxyholder and registering with TSX Trust.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. You should ensure that you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 1:00 p.m. MST on May 4, 2023, unless otherwise adjourned or postponed. Online check-in will begin thirty minutes prior to the Meeting, at 12:30 p.m. MST. It is recommended that you log in online at least 15 minutes before the Meeting starts to allow ample time for online check-in procedures.

You will need the latest version of Chrome, Safari, Edge or Firefox to access the Meeting online. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

Caution: Internal network security protocols, including firewalls and VPN connections, may block access to the TSX Trust platform. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to the security settings of your organization.

Appointing a Proxy

A form of proxy or voting instruction form, each referred to below as a “Form of Proxy”, accompanies this Information Circular. The persons named in the Form of Proxy furnished by Enerplus are officers and/or directors of Enerplus. A Shareholder submitting a Form of Proxy has the right to appoint a person (who does not have to be a Shareholder), other than the Enerplus management designees identified in the Form of Proxy furnished by Enerplus, to act as their proxy and represent them at the Meeting.

In order for a Shareholder to appoint the Enerplus management designees as their proxyholder to represent them and vote on their behalf at the Meeting, simply follow the instructions for completing such Form of Proxy and direct the voting of your Common Shares by such proxyholder at the Meeting in the manner described below under “Instructions on Voting at the Virtual Meeting”.

Shareholders who wish to appoint a person other than the Enerplus management designees identified in the Form of Proxy (including a Beneficial Shareholder who wishes to appoint themself as proxyholder) to represent them at the Meeting MUST submit their Form of Proxy appointing such proxyholder to TSX Trust, in the case of Registered Shareholders, or their broker or other intermediary, in the case of Beneficial Shareholders. To exercise this right, a Shareholder should insert the name of the person being appointed as proxyholder in the blank space provided on the Form of Proxy. Such Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and should provide instructions on how the Shareholder's Common Shares are to be voted. Shareholders must ALSO register their proxyholder with TSX Trust, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your Form of Proxy. Failure to register the proxyholder with TSX Trust will result in the proxyholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will be able to listen to the Meeting but will not be able to vote or ask questions at the Meeting. To summarize:

Step 1: Submit your Form of Proxy: To appoint a proxyholder other than Enerplus’ management designees, insert such person's name in the blank space provided in the Form of Proxy and follow the instructions for submitting such Form of Proxy. This must be completed prior to registering such proxyholder.

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SHAREHOLDER AND VOTING INFORMATION

Step 2: Register your proxyholder: To register a proxyholder, Shareholders must contact TSX Trust by going to TSX Trust’s website at https://www.tsxtrust.com/control-number-request to complete and submit the electronic form or by calling 1-866-751-6315 (in North America) or 1-212-235-5754 outside North America by 1:00 p.m. MST on Wednesday, May 3, 2023, or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta and Toronto, Ontario) before the time and date of the adjourned or postponed Meeting, and provide TSX Trust with the required proxyholder contact information so that TSX Trust may provide the proxyholder with a control number via email.

Validly appointed proxyholders will be able to vote by completing a ballot online during the Meeting through the live audio webcast platform as follows:

Step 1: Log in online at https://virtual-meetings.tsxtrust.com/1452 at least 15 minutes before the Meeting starts.

Step 2: Click "I have a control number/meeting access number" and then enter your control number and password "enerplus2023" (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust will receive a control number by email from TSX Trust after the proxy voting deadline has passed.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Common Shares represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Common Shares will be voted in accordance with those instructions. Except as described below with respect to certain "broker non-votes" in the case of Beneficial Shareholders, if no specification has been made in respect of any matter in any Forms of Proxy received by Enerplus where Enerplus management nominees are appointed as proxy, the Common Shares represented by those Forms of Proxy will be voted FOR each matter for which no specification has been made. See “Broker Non-Votes under NYSE Rules” below.

The Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

Deadline for Returning a Form of Proxy

To be valid, a Form of Proxy must be received by TSX Trust (either directly, in the case of a Registered Shareholder, or through a broker or other intermediary, in the case of a Beneficial Shareholder), at the address shown on the Form of Proxy, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta and Toronto, Ontario) before the Meeting or any adjournment(s) thereof, being the Proxy Deadline. If you are a Beneficial Shareholder, send your voting instructions as soon as possible to allow sufficient time for your nominee to receive the information and then send it to TSX Trust in advance of the Proxy Deadline.

Notwithstanding the foregoing, the Chair of the Meeting may, in his or her sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Deadline.

Instructions on Voting at the Virtual Meeting

How to vote depends on whether you are a Registered Shareholder or Beneficial Shareholder. As noted above, you are a Registered Shareholder if the Common Shares you own are registered directly in your name, and you are a Beneficial Shareholder if the Common Shares you own are registered for you in the name of an Intermediary such as a broker, bank, trust company or other nominee. Shareholders are entitled to vote on all matters as described in the Form of Proxy.

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SHAREHOLDER AND VOTING INFORMATION

Registered Shareholders

Registered Shareholders may vote their Common Shares in the following ways:

(1)	in advance of the Meeting either:

By mail – Complete, sign, date and return the Form of Proxy in the envelope provided, or

By internet or telephone – Follow the instructions included on the Form of Proxy, or

(2)	during the Meeting by voting online through the live audio webcast platform. Registered Shareholders who want to attend the Meeting and vote online during the Meeting should not complete the Form of Proxy and should instead follow the instructions below:

Step 1: Log in online at https://virtual-meetings.tsxtrust.com/1452 at least 15 minutes before the Meeting starts.

Step 2: Click "I have a control number" and then enter your control number and password "enerplus2023" (case sensitive) and complete an online ballot during the Meeting. The control number is located on the Form of Proxy or in the email notification you received from TSX Trust.

If you are a Registered Shareholder and plan to attend the Meeting and vote online, it is not necessary to complete the Form of Proxy since you will be voting at the Meeting by voting online through the live audio webcast platform. If you use your control number to log in to the Meeting and you have previously completed and submitted a Form of Proxy, there is no need to vote again as your vote has already been recorded. Any vote you cast at the Meeting will revoke any Form of Proxy you previously submitted.

Beneficial Shareholders

Beneficial Shareholders are Shareholders whose Common Shares are not held in their own name but in the name of an Intermediary. As such, the Intermediary will be the entity legally entitled to vote the Common Shares held by such Beneficial Shareholders and must seek such Beneficial Shareholders' instructions as to how to vote such Beneficial Shareholders' Common Shares.

A Beneficial Shareholder may vote their Common Shares in two ways:

(1)	in advance of the Meeting by appointing a proxyholder (being either the Enerplus management designees named in the Form of Proxy or another person, who does not have to be a Shareholder, as described above under “Appointing a Proxy”) and submitting their voting instructions either:

By mail – Complete, sign, date and return the Form of Proxy provided with this Information Circular to the Intermediary in the envelope provided, or

By internet or telephone – Follow the instructions included on the Form of Proxy, or

(2)	during the Meeting by voting online through the live audio webcast platform, BUT ONLY if such Beneficial Shareholder has duly appointed themselves as proxyholder AND has registered as proxyholder with TSX Trust in order to receive a control number, as described above under “Appointing a Proxy”. Beneficial Shareholders who have duly appointed themselves as a proxyholder that attend the Meeting online will be able to vote by completing a ballot online during the Meeting through the live audio webcast platform as follows:

Step 1: Log in online at https://virtual-meetings.tsxtrust.com/1452 at least 15 minutes before the Meeting starts.

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SHAREHOLDER AND VOTING INFORMATION

Step 2: Click "I have a control number/meeting access number" and then enter your control number and password "enerplus2023" (case sensitive). Proxyholders (including Beneficial Shareholders who have appointed themselves as proxyholder) who have been duly appointed and registered with TSX Trust will receive a control number by email from TSX Trust after the proxy voting deadline has passed.

Beneficial Shareholders who do not plan to attend the Meeting can either mark their voting instructions on the Form of Proxy or appoint another person as their proxyholder to attend the Meeting and vote their Common Shares for them. Beneficial Shareholders who appoint a proxyholder other than the Enerplus management designees on the Form of Proxy must submit their Form of Proxy appointing that proxyholder by following the instructions on the Form of Proxy AND register that proxyholder in the manner described above. TSX Trust will then provide the proxyholder with a control number by email after the proxy voting deadline has passed. The control number is the proxyholder's username for the purposes of logging into the Meeting. See "Appointing a Proxy" for additional information on appointing a proxyholder and registering your proxyholder with TSX Trust.

If you are a Beneficial Shareholder and wish to vote at and participate in the Meeting through the live audio webcast platform, you must insert your own name in the space provided on the Form of Proxy sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as further described under "Appointing a Proxy" above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. TSX Trust will then provide you with a control number that will act as your online sign-in credentials by email after the proxy voting deadline has passed. The control number is your username for the purposes of logging into the Meeting. It is not necessary to complete the Form of Proxy in any other respect, since such you will be voting at the Meeting by voting online through the live audio webcast platform.

Failing to register your proxyholder with TSX Trust will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at or participate in the Meeting but will only be able to attend as a guest.

Beneficial Shareholders, except those that have previously informed their Intermediary that they do not wish to receive material relating to shareholders' meetings, will have received a Form of Proxy from such Intermediary, together with a Form of Proxy. The Form of Proxy contains instructions on how to complete the form, where to return it to and the deadline for returning it, which may be earlier than the deadline for Registered Shareholders. It is important that you read and follow the instructions on the Form of Proxy in order to have your vote count. If you are unsure about anything in such voting instructions, contact your Intermediary through which you hold your Common Shares.

Beneficial Shareholders who have provided voting instructions to their Intermediary and change their mind about how they want to vote, or who decide to attend the Meeting and vote online, must contact their Intermediary to find out what to do.

If you are a Beneficial Shareholder and you have previously appointed yourself as proxyholder and completed and submitted a Form of Proxy, there is no need to vote again as your vote has already been recorded. Any vote you cast at the Meeting as a duly appointed proxyholder will revoke any Form of Proxy you previously submitted.

Revoking Your Proxy

Prior to the Meeting, Shareholders may revoke a proxy previously given.

If you are a Registered Shareholder, you may revoke your proxy by: (i) providing a revocation notice in writing to TSX Trust by close of business on the last business day preceding the Meeting or any adjournment(s) thereof; or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment(s) thereof. If the Registered Shareholder is a corporation, the revocation notice must be executed by a duly authorized officer or attorney of the Registered Shareholder. Registered Shareholders who log in to the Meeting using their control number and vote during the Meeting will revoke any and all previously submitted proxies by voting on the online ballot.

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SHAREHOLDER AND VOTING INFORMATION

Only Registered Shareholders have the right to revoke a Form of Proxy at the Meeting. If you are a Beneficial Shareholder, contact your Intermediary to revoke your voting instructions.

Broker Non-Votes under NYSE Rules

Under the rules of the NYSE, certain brokers who hold Common Shares on behalf of their clients do not have the authority to vote on certain proposals when they have not received instructions from those Beneficial Shareholders. A broker non-vote occurs when a broker holding Common Shares for a Beneficial Shareholder does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the Beneficial Shareholder. If you are a Beneficial Shareholder who does not provide instructions to your broker on how to vote your Common Shares, your broker can vote your Common Shares at its discretion ONLY on the matter of the appointment of the auditors of Enerplus. If you do not give your broker instructions on how to vote your Common Shares on the other matters to be voted upon at the Meeting, your broker is not empowered to vote your Common Shares on any other matter to be voted on at the Meeting and your Common Shares will not be voted on those matters. Any Common Shares not voted on matters other than the appointment of Enerplus' auditors (whether by abstention, broker non-vote or otherwise) will have no impact on that particular item.

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BUSINESS OF THE MEETING

Business of the Meeting

Financial Statements

The consolidated financial statements for the year ending December 31, 2022, together with the auditors’ report on those statements, have been mailed to the Shareholders who requested such materials in accordance with applicable securities laws. Copies of these financial statements are also available through the internet under Enerplus' SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov and on Enerplus' website at www.enerplus.com.

Appointment of Auditors

Shareholders will be asked to appoint KPMG as auditors of Enerplus until the next annual meeting of Shareholders. KPMG are currently the auditors of Enerplus and were first appointed effective May 31, 2017.

The resolution to appoint KPMG as the auditors of Enerplus requires the approval of more than 50% of votes cast by or on behalf of the Shareholders present in person (including virtually) or represented by proxy at the Meeting. The Board of Directors recommends that you vote FOR the appointment of KPMG as auditors of Enerplus. Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the appointment of KPMG as auditors of Enerplus.

The following table reflects the fees billed by KPMG for professional services rendered in respect of the last two fiscal years:

	(USD $000s)
Fee Type	2021	2022
Audit fees(1)	$897.6	$835.9
Audit-related fees(2)	-	-
Tax fees(3)	190.9	377.1
All other fees(4)	-	-
Total	$1,087.6	$1,213.0

Notes:

1.	Audit fees were for professional services rendered for the audit of the Company’s annual financial statements and review of the Company’s quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

2.	Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under “Audit fees” above.

3. Tax fees were for tax compliance, tax advice and tax planning and review to identify recovery opportunities.

4. All other fees related to products and services other than those described as “Audit fees”, “Audit-related fees” and “Tax fees”.

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BUSINESS OF THE MEETING

Annual Election of Directors

The articles of Enerplus provide that the Board is to consist of between one and fifteen members. Nine of the current ten directors are independent directors (within the meaning of Canadian National Policy 58-201 and the NYSE rules) and one is a non-independent director, being Mr. Ian C. Dundas, who is the CEO of Enerplus. Eight current directors (seven of whom are independent) are being proposed for re-election at the Meeting. Mr. Hodgins and Ms. MacKenzie, who are current directors of Enerplus, will not be standing for re-election.

The term of office for each director is from the date at which they are elected until the next annual meeting of Shareholders, until a successor is elected, until the director resigns or retires from the Board, or until the director is removed at a meeting of Shareholders. The Corporate Governance & Nominating Committee is responsible for recommending nominees for the Board and reviews each director nominee's qualifications to ensure there is an effective mix of skills, knowledge and experience on the Board, which is summarized in the “Director Skills Matrix” section below.

Based on the recommendation of the Corporate Governance & Nominating Committee, the Board has fixed the number of directors to be elected at the Meeting at eight, and the eight individuals named under the “Director Nominee Profiles” section are proposed to be elected at the Meeting. The Committee has confirmed that each of the recommended director nominees is eligible and is seeking re-election. Should circumstances arise, for any reason prior to the Meeting, that a director nominee is unable to serve on the Board, the persons named in the Form of Proxy reserve the right to vote for another nominee at their discretion.

Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the election of each of the persons specified below.

Director Nominee	Director Since	Age	Committees	Current Number of Public Boards (including Enerplus)
Hilary A. Foulkes(1)	2014	65	Board Chair	1
Sherri A. Brillon	2022	63	Audit & Risk Management Committee Compensation & Human Resources Committee	2
Judith D. Buie	2020	53	Audit & Risk Management Committee Corporate Governance & Nominating Committee Reserves, Safety & Social Responsibility Committee	1
Karen E. Clarke-Whistler(2)	2018	67	Compensation & Human Resources Committee Corporate Governance & Nominating Committee Reserves, Safety & Social Responsibility Committee	2
Ian C. Dundas	2013	55	None	1
Mark A. Houser(2)	2022	61	Audit & Risk Management Committee Compensation & Human Resources Committee Reserves, Safety & Social Responsibility Committee	1
Jeffrey W. Sheets	2017	65	Audit & Risk Management Committee (Chair) Compensation & Human Resources Committee	3
Sheldon B. Steeves	2012	69	Audit & Risk Management Committee Reserves, Safety & Social Responsibility Committee (Chair)	3

Notes:

1.	As Board Chair during 2022, Ms. Foulkes attended and participated in Board Committee meetings in an ex officio capacity.
2.	Ms. Clarke-Whistler and Mr. Houser are the incoming chairs of the Corporate Governance & Nominating Committee and the Compensation & Human Resources Committee, respectively. They will assume these responsibilities following the retirements of their predecessors at the Meeting.

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BUSINESS OF THE MEETING

Director Nominee Profiles

The following director nominee profiles outline important information, such as each director's employment history, educational qualifications, their Enerplus Board and Committee participation, other current public company directorships, and security holdings in Enerplus. As part of regular Board renewal, Committee participation of some directors changed during the year. Each member’s Committee position reflects the role the respective member held during the time of their membership on each Committee. Similarly, the number of meetings held reflects the period during which the director was a member of each respective Committee.

Below is a summary of demographic characteristics of the independent nominees.

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BUSINESS OF THE MEETING

Ms. Foulkes has over 35 years of oil and gas experience combining upstream operations, strategic planning, and investment banking. She founded the Canadian platform of Tudor, Pickering, Holt, & Co. Securities, a global energy advisory firm, in 2014 and currently serves as a senior advisor to that company. Ms. Foulkes held a number of executive roles with a large, public Canadian oil and gas producer from 2008 to 2012, including Executive Vice President and Chief Operating Officer. Ms. Foulkes was a Managing Director at a private investment bank and then Scotiabank from 2000 to 2008, and for the prior 20 years, held various upstream exploration and operational roles with increasing leadership responsibilities and strategic focus.

Ms. Foulkes chairs a national not-for-profit board which supports STEM education for Canadian youth. She holds an Honours Bachelor of Science (Earth Sciences) degree from the University of Waterloo, is a member of the Canadian Association of Petroleum Geologists, the Institute of Corporate Directors and a lifetime member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA).

Other Public Board Directorships	Committee Position(s)
Nil

Note:

1.	Ms. Foulkes was a director of Parallel Energy Trust (“Parallel”), a Canadian-based oil and gas trust, which commenced proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act (Canada) on November 9, 2015. Ms. Foulkes ceased to be a director of Parallel on March 1, 2016. Parallel filed an assignment in bankruptcy and proceedings under the CCAA were terminated in March 2016.

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BUSINESS OF THE MEETING

Ms. Brillon has over 35 years of experience in the oil and gas industry. From 1985 to 2019, Ms. Brillon held various positions of increasing responsibility at Encana Corporation (now known as Ovintiv Inc.), which included serving as Executive Vice-President and Chief Financial Officer for a decade prior to her retirement in 2019. At Encana, Ms. Brillon was responsible for directing the financial operations of the organization as well as implementing Encana’s business strategy through multiple strategic transactions.

Ms. Brillon currently serves on the board of directors for Delek Logistics Partners LP, an NYSE listed crude oil and refined products logistics and marketing company. She is a past director of the Canadian Chamber of Commerce, Alberta Energy Regulator, Tim Hortons Inc., and PrairieSky Royalty Ltd. She attended the University of Calgary, where she graduated with a Bachelor of Arts degree in Economics.

Other Public Board Directorships	Committee Position(s)
Delek Logistics Partners LP (NYSE)	Audit Committee (Chair), Governance and Compensation Committee, and Technology Committee

Note:

1.	Ms. Brillon joined the Board on October 11, 2022. The number of meetings indicated above reflect the number of meetings held following her appointment to the Board.

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BUSINESS OF THE MEETING

Ms. Buie has spent over 30 years in the upstream oil and gas business leading business development initiatives and managing oil and gas assets through different commodity and life cycles. From 2012 to 2017, Ms. Buie was Co-President and Senior Vice President Engineering for RPM Energy Management LLC, a private company which worked exclusively with KKR, a leading global investment firm, to evaluate and manage oil and gas investments. Prior to RPM, Ms. Buie held a variety of leadership and technical positions with Newfield Exploration Company from 2001 to 2011, and prior thereto she served in various technical roles at BP, Vastar Resources and ARCO. Ms. Buie currently serves on the board of a private oil and gas company. She also serves as an oil and gas industry advisor. Ms. Buie received a Bachelor of Science degree in Chemical Engineering from Texas A&M University.

Other Public Board Directorships	Committee Position(s)
Nil

Note:

1.	From February 2019 to April 2021, Ms. Buie was a director of Sundance Energy Australia Ltd., and subsequently Sundance Energy Inc. (“Sundance”), a US-based oil and gas company, which filed for voluntary Chapter 11 protection in the U.S. Bankruptcy Court for the Southern District of Texas on March 9, 2021. The filing was initiated with the support of Sundance’s lenders under a prepackaged plan of reorganization. On April 23, 2021, Sundance emerged from Chapter 11 protection as a privately held oil and gas company based in Denver.

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BUSINESS OF THE MEETING

Ms. Clarke-Whistler has over 30 years of experience in strategic management of environmental and social issues. In late 2018, she retired as Chief Environment Officer of TD Bank Group, a position she held for ten years. Prior to that she spent 20 years as an environmental consultant to energy, resource development and financial clients in the Americas, Europe and Africa. She began her consulting career with Beak Consultants Limited in 1985 where she progressed over a ten-year period to Senior Principal and President. She then joined Golder Associates where she was a partner in the Sustainable Development practice until 2008. Ms. Clarke-Whistler has been a director of Altius Renewable Royalties Corp., a TSX-listed renewable energy royalty company, since 2021. She has served on a number of private and not-for-profit boards.

Ms. Clarke-Whistler received a B.Sc. in Biology from the University of Toronto, an M.Sc. in Land Resource Science from the University of Guelph, and the ICD.D designation from the Institute of Corporate Directors. She has twice been recognized as one of Canada’s “Clean16” in recognition of her contribution to clean capitalism in the financial sector.

Other Public Board Directorships	Committee Position(s)
Altius Renewable Royalties Corp. (TSX)	Corporate Governance Committee (Chair)

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BUSINESS OF THE MEETING

Mr. Dundas became President and Chief Executive Officer of Enerplus on July 1, 2013.

He joined the Company in 2002 as Vice President of Business Development, responsible for corporate acquisition and divestment strategies. In 2010, his role expanded to that of Executive Vice-President. In 2011, Mr. Dundas was appointed Executive Vice President and Chief Operating Officer, where he oversaw the development and execution of the company’s operational strategies, strategic planning, marketing and reserves, as well as acquisitions and divestments. As President and Chief Executive Officer, Mr. Dundas is responsible for overall leadership of the strategic and operational performance of Enerplus.

Prior to joining Enerplus, Mr. Dundas held several executive positions in the merchant banking business, where he helped oil and gas companies grow by accessing the funding and expertise they required. Mr. Dundas is a member of the Business Council of Alberta, Board Member of the American Exploration & Production Council (AXPC) and on the Board of Governors of the Canadian Association of Petroleum Producers (CAPP). He has been an active volunteer in numerous charitable endeavors, including serving as Co-chair of the Calgary YMCA Power of Potential campaign. He was a member of the Business Council of Canada and has served on the board of numerous private and public companies.

Mr. Dundas holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Bachelor of Laws (Distinction) from the University of Alberta. He was called to the Alberta Bar in 1995.

Other Public Board Directorships	Committee Position(s)
Nil

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BUSINESS OF THE MEETING

Mr. Houser is the founder and principal of Symphero Energy Solutions, LLC, an advisory services company in the oil and gas and renewable energy development markets. From 2015 to 2021, he served as Chief Executive Officer of University Lands, which manages the surface and mineral interests of 2.1 million acres of land in West Texas. Prior to that, he held multiple executive roles for Enervest, Ltd. from 1999 to 2015, including Executive Vice President and Chief Operating Officer. Mr. Houser served in a variety of executive and senior management roles with Occidental Petroleum & Canadian Occidental Petroleum, Ltd. from 1989 to 1999. He began his career in 1984 with Kerr-McGee Corporation in various production and reservoir engineering positions.

Mr. Houser currently serves on the Investment Committee for a privately held oil and gas investment firm. He also serves on the Board of Directors of the Houston Methodist Hospital System and is a member of the Board of Stewards of Chapelwood United Methodist Church. He received a Bachelor of Science degree in Petroleum Engineering from Texas A&M University, College Station Texas, and an MBA from Southern Methodist University.

Other Public Board Directorships	Committee Position(s)
Nil

Notes:

1.	Mr. Houser was a director of EV Energy Partners, LP (EVEP), a United States-based upstream oil and gas master limited partnership, which commenced Chapter 11 bankruptcy proceedings on April 2, 2018. Mr. Houser ceased to be a director of EVEP in June 2018 when the proceedings were complete and EVEP emerged as Harvest Oil and Gas Corp.
2.	Mr. Houser joined the Board on March 15, 2022. The number of meetings indicated above reflect the number of meetings held following his appointment to the Board.

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BUSINESS OF THE MEETING

Mr. Sheets served as Executive Vice President and Chief Financial Officer of ConocoPhillips Company (ConocoPhillips) from October 2010 to February 2016. Mr. Sheets was associated with ConocoPhillips and its predecessor companies for more than 35 years and served in a variety of roles, including Senior Vice President, Planning and Strategy as well as Vice President & Treasurer. He began his career in 1980 as a process engineer with Phillips Petroleum Company. Mr. Sheets also serves on the Board of Directors of Schlumberger Limited and Westlake Chemical Corporation and is a former director of DCP Midstream Partners LP. Mr. Sheets received a Bachelor’s degree in Chemical Engineering from the Missouri University of Science and Technology and an M.B.A. from the University of Houston. Mr. Sheets is a member of the Board of Trustees at the Missouri University of Science and Technology.

Other Public Board Directorships	Committee Position(s)
Schlumberger Limited (NYSE)	Audit Committee and Compensation Committee (Chair)
Westlake Chemical Corporation (NYSE)	Audit Committee, Compensation Committee, Corporate Risk Committee, and Nominating and Governance Committee (Chair)

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BUSINESS OF THE MEETING

Mr. Steeves has over 40 years of experience in the North American oil and gas industry and is currently a corporate director. From January 2001 until April 2012, Mr. Steeves was Chairman and Chief Executive Officer of Echoex Ltd., a junior private oil and gas company focused on greenfield organic growth in Western Canada. Mr. Steeves spent over 15 years at Renaissance Energy Ltd. where he was appointed Chief Operating Officer in 1997. He holds a Bachelor of Science in Geology from the University of Calgary.

Other Public Board Directorships	Committee Position(s)
NuVista Energy Ltd. (TSX)	Environment, Social and Governance Committee (Chair) and Reserves Committee
PrairieSky Royalty Ltd. (TSX)	Reserves Committee (Chair), Governance and Compensation Committee and Audit Committee

20

BUSINESS OF THE MEETING

Majority Voting for Directors

Pursuant to Enerplus' majority voting policy, for each director nominee to be elected, more than 50% of votes cast by or on behalf of Shareholders present in person or represented by proxy at the Meeting must be in favour of such election; otherwise, the nominee is required to submit their resignation to the Board immediately, with the resignation to take effect upon acceptance by the Board. The Corporate Governance & Nominating Committee will consider the director nominee's offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation. The Board determination must be made within 90 days of the Meeting. The Board will be expected to accept the resignation except in exceptional circumstances. In determining whether or not to accept the resignation, the Board will consider the Committee's recommendation and such other factors it considers relevant before deciding whether to accept the nominee's offer to resign. Enerplus will announce the decision by way of a press release, a copy of which will be provided to the TSX. If the Board determines not to accept a resignation, the press release will include the reasons for that decision. No nominee who is required to tender their resignation will participate in the deliberations or recommendations of the Committee or the Board.

If a nominee’s resignation is accepted, subject to applicable legal requirements, the Board may leave the resultant vacancy unfilled until the next Meeting or fill the vacancy through the appointment of a new director. This policy does not apply in circumstances involving contested director elections.

A copy of Enerplus’ majority voting policy is available on the Company’s website at www.enerplus.com.

Approval of Unallocated Share Awards under the Share Award Incentive Plan

Background

The Share Award Incentive Plan was implemented by Enerplus and initially approved by Shareholders in 2014. Because the Share Award Incentive Plan provides that a fixed percentage of the issued and outstanding Common Shares from time to time will be reserved for issuance thereunder rather than a fixed maximum number of Common Shares, the TSX requires a majority of the Board and Shareholders to approve, every three years, the unallocated Share Awards under the Share Award Incentive Plan. At the meeting held on May 7, 2020, the Shareholders approved the unallocated Share Awards under the Share Award Incentive Plan then available for future grants, which approval is effective until the Meeting.

The total number of Common Shares that are reserved for issuance under the Share Award Incentive Plan is 4.5% of Enerplus’ issued and outstanding Common Shares at any time. The number of unallocated Share Awards is calculated by subtracting the number of Share Awards that have been granted and are outstanding at any given time from the number that represents the maximum number of Common Shares that may be reserved for issuance under the Share Award Incentive Plan. As at March 14, 2023, an aggregate of 4,298,145 Share Awards (representing 1.98% of the outstanding Common Shares) were outstanding under the Share Award Incentive Plan, which would leave 5,463,292 unallocated Share Awards available for future grants based on the number of outstanding Common Shares as at March 14, 2023 under the Share Award Incentive Plan, provided the below resolution is approved at the Meeting. In addition, Enerplus anticipates granting approximately 460,000 additional Share Awards to non-executive employees, as part of the normal course annual allocations, before the end of March 2023. As at March 14, 2023, the Share Award Incentive Plan is the only security-based compensation arrangement of Enerplus under which Common Shares may be issued from treasury to satisfy outstanding awards.

21

Business of the Meeting

At the Meeting, Shareholders will be asked to vote on an ordinary resolution to approve all unallocated Share Awards under the Share Award Incentive Plan. If Shareholder approval is obtained at the Meeting, Enerplus will not be required to seek further approval for the grant of unallocated Share Awards under the Share Award Incentive Plan until May 4, 2026. If Shareholder approval is not obtained at the Meeting, all unallocated Share Awards as of May 4, 2023, as well as Share Awards which are outstanding as of May 4, 2023 and subsequently expire or are exercised, terminated or cancelled, will not be available for a new grant of Share Awards (i.e., no new grants of Share Awards will be permitted after the date of the Meeting). Previously granted and allocated Share Awards will be unaffected by the approval of, or the failure to approve, the proposed resolution. As discussed in this Information Circular, the Share Award Incentive Plan is an integral component of Enerplus’ overall compensation structure. If approval of the unallocated Share Awards is not obtained at the Meeting, Enerplus may need to pursue substitute forms of incentive compensation which may prove to be less effective and more costly to Enerplus. In light of the foregoing, at the Board meeting held on March 14, 2023, the Board unanimously approved all unallocated Share Awards under the Share Award Incentive Plan.

Proposed Resolution and Board Recommendation

At the Meeting, the Shareholders will be asked to consider, and if deemed advisable, to approve the following ordinary resolution relating to the approval of the unallocated Share Awards under the Share Award Incentive Plan.

“BE IT RESOLVED, as an ordinary resolution, that:

1.	all unallocated restricted share unit awards and performance share unit awards under the Share Award Incentive Plan of Enerplus Corporation (“Enerplus”) be and are hereby approved and authorized, which approval and authorization shall be effective until May 4, 2026; and
2.	any director or officer of Enerplus is hereby authorized to execute and deliver all such documents, and to perform and do all such acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

Shareholder approval of the unallocated Share Awards under the Share Award Incentive Plan is required under the rules and policies of the TSX. To pass, the resolution must be approved by a majority of not less than 50% plus one of the votes cast by the Shareholders present in person or voting by proxy at the Meeting.

The Board of Directors recommends that you vote FOR the ordinary resolution to approve the unallocated Share Awards under the Share Award Incentive Plan. It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the approval of all unallocated Share Awards under the Share Award Incentive Plan.

Advisory Vote on Executive Compensation

At the Meeting, Shareholders will be asked to vote, on a non-binding, advisory basis, on the acceptance of Enerplus’ approach to executive compensation.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation related decisions made by the Compensation & Human Resources Committee and the Board. Shareholders are encouraged to review the “Compensation Discussion & Analysis” section of this Information Circular, which discusses Enerplus’ compensation philosophy and approach to executive compensation, what the Named Executive Officers are paid, and how their respective levels of compensation are determined.

As part of Enerplus’ ongoing commitment to corporate governance, the Board has approved the inclusion of a non-binding advisory vote on executive compensation at the Meeting with the intention that this Shareholder advisory vote will form an integral part of the Board’s Shareholder engagement process relating to executive compensation.

As this is an advisory vote, the results will not be binding upon the Board. The Board, and specifically the Compensation & Human Resources Committee, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote. However, in considering its approach to compensation in the future, the Committee and the Board will take into account the results of the vote, together with feedback received from Shareholders. Enerplus will disclose the results of the Shareholder advisory vote as part of its report on voting results at the Meeting. At the Company’s 2022 annual meeting, 96.07% of the votes cast by Shareholders approved of Enerplus’ approach to executive compensation.

22

Business of the Meeting

At the Meeting, Shareholders will be asked to vote on the following resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of Enerplus’ board of directors, that the Shareholders accept Enerplus’ approach to executive compensation disclosed in the Information Circular and Proxy Statement dated March 14, 2023.”

The Board of Directors recommends that you vote FOR the advisory resolution approving Enerplus’ approach to executive compensation disclosed in this Information Circular. Unless otherwise instructed, the persons named in the Form of Proxy will vote FOR Enerplus’ approach to executive compensation disclosed in this Information Circular.

Board Recommendations for Shareholder Voting

Voting Decisions	Board Recommendation
Appointment of KPMG LLP as auditors of Enerplus	FOR
Election of management nominees as directors of Enerplus	FOR
Approval of Unallocated Share Awards under the Share Award Incentive Plan	FOR
Advisory, non-binding, vote accepting Enerplus’ approach to executive compensation	FOR

23

eNVIRONMENTAL, SOCIAL AND Governance

eNVIRONMENTAL, SOCIAL AND Governance

Letter to Shareholders

Dear Fellow Shareholder,

Enerplus recognizes its obligation to be an environmentally conscious, ethical and responsible energy producer. Operating in accordance with these high standards is essential to continuing to meet, and exceed, the expectations of the general public, industry stakeholders and you, our shareholders. In the past year, Enerplus has made significant progress in several areas of its business that reflect its commitment to environmental, social and governance (“ESG”) excellence.

Governance

Enerplus has long maintained that the foundation of any successful enterprise is the adoption and observance of corporate governance best practices. This commitment has been extended to include ESG oversight, reporting, and disclosure. Enerplus has aligned its ESG reporting and disclosure with reference to the Sustainability Accounting Standards Board (“SASB”) standards, the Global Reporting Initiative (“GRI”): Core Option, the International Petroleum Industry Environmental Conservation Associations (“IPIECA”) sustainability reporting guidance, and the Task Force on Climate-Related Financial Disclosures (“TCFD”).

In this section of the Circular, we disclose the Company’s ESG materiality assessment, together with its ESG focus areas and topics that are considered material from an ESG perspective to Enerplus. We also discuss material risks and opportunities for the Company, from an ESG perspective. In this context, materiality refers to the Company’s ESG priorities as determined within the frameworks used by the Company in its ESG materiality assessment process. This differs from the manner in which materiality is defined for disclosure requirements under applicable securities laws.

Enerplus performed an ESG materiality assessment in 2022, in which we identified five focus areas. We have aligned our Board committee structure and charters to incorporate oversight of our material ESG focus areas, as described below and detailed under “Board Mandate and Committees”. The Audit & Risk Management Committee is responsible for disclosure and for providing risk oversight, including ESG risks.

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eNVIRONMENTAL, SOCIAL AND Governance

Noteworthy governance achievements during 2022 included:

✓	Undertook significant Board refreshment, where two new members were appointed to the Board to fill then existing vacancies.
✓	Introducing policies and programs to support a more inclusive and collaborative workplace including a flexible work location program, expanding long-term incentive program eligibility to all levels of permanent staff, and sponsoring company wide initiatives aimed at fostering innovation and collaboration. Additional information is included under “Human Capital Management”.
✓	Shareholder engagement activities involved management and the Board meeting with approximately 80 shareholders representing approximately 48% of our issued and outstanding Common Shares to discuss such matters as our plans for diversity, equity, inclusion, and belonging (“DEIB”), ESG, executive compensation, enterprise risk and our financial and operational results. Our 2022 engagement activities are further described under “Shareholder Engagement”.

Environmental

During 2022, our environmental focus has led us to:

✓	Renew our initial sustainability linked bank credit facility and convert our term credit facility into a revolving sustainability linked facility, both of which integrate our Scope 1 and Scope 2 GHG emissions reduction, freshwater use in completions reduction, and health & safety targets as incentive pricing terms into our bank credit facilities. Successfully exceeding our targets would allow us to reduce the interest paid on our credit facilities, while missing our targets would result in higher fees.
✓	Receive an audit review from an external auditor on our ESG targets, including our emissions intensity reduction, our freshwater use reduction in completions, and our lost time injury frequency reduction targets.
✓	Continue aligning our public disclosure with reference to the reporting requirements of the TCFD by publishing our second annual Task Force on Climate-Related Financial Disclosures Aligned Reporting Table in conjunction with our annual ESG Report.
✓	Revise our ESG target baseline and update our Scope 1 and Scope 2 GHG emissions intensity reduction and methane intensity reduction targets to incorporate our latest North Dakota asset acquisitions completed during 2021.
✓	Execute several successful emissions reduction projects in North Dakota, including the installation of vapour recovery units on new and legacy well pads, replacing or removing intermittent bleed pneumatic devices, and completing studies on separator vessels and engine efficiencies, resulting in an approximately 15% reduction to GHG emissions intensity (Scope 1 and 2), compared to our revised 2021 baseline. This continues our progression towards achievement of our long-term emission target of a 35% reduction in GHG emissions intensity (Scope 1 and 2) by 2030, compared to our 2021 baseline.
✓	Reduce methane emissions intensity by 9%. Additionally we set new methane emissions intensity reduction targets, including a mid-term target of reducing our methane intensity by 30% by 2025 from our 2021 baseline, and a long-term target of reducing our methane intensity by 50% by 2030 from our 2021 baseline.
✓	Receive over $2 million in grant funding from the North Dakota Clean Sustainable Energy Authority to support two pilot projects that will test the commerciality of highly mobile, small scale carbon capture and geothermal power generation solutions.
✓	Incorporate 36% produced water, on average, per well completion in North Dakota.

Social

Our numerous social responsibility achievements include continued improvement of the Company’s safety performance and supporting local communities. Company safety performance outcomes relative to targets is discussed below under “2022 Corporate Performance Summary”.

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eNVIRONMENTAL, SOCIAL AND Governance

We are proud of the working relationships we have established with local and Indigenous contractors and community members. In 2022, we expanded our community investment and stakeholder outreach on the Fort Berthold Indian Reservation (“FBIR”) in North Dakota. Those activities included participation and support for:

✓	Engaging with more than 35 tribal-affiliated businesses in providing approximately $336 million of operational services on FBIR, enabling those tribal contractors and their staff to share in the economic prosperity and development of their ancestral lands.
✓	Attending cultural/safety events and providing donations benefiting the Three Affiliated Tribes on the FBIR including: five pow wows, several tribal conferences and forums plus charitable giving to fundraisers including the ImagiNative Inc. Youth Magazine which distributes ROOTS Magazine to schools and communities throughout FBIR.
✓	Supporting the Three Affiliated Tribes tribal safety and first responders, including hosting North Dakota Petroleum Council’s One-Basin-One-Way Safety training for our volunteer fire department partners and purchasing H2S safety equipment for these departments to further enhance their incident response preparedness. We also hosted a mental health awareness session for the volunteer fire and emergency medical services departments in Mandaree. We partnered with Native American specialists who conducted a “wellness social” with particular focus and respect for cultural customs used to address emotional and mental health.
✓	Providing educational support to the Three Affiliated Tribes including: scholarship funding for attending the Nueta Hidatsa Sahnish College (Fort Berthold Community College) through the American Indian College Fund and established a multi-year partnership with the Bakken Area Skills Center aimed at increasing access to local students to advanced technical educational programs.

As you can see, Enerplus has made significant progress to date in our ESG journey. We invite you to review our ESG Report, which contains further details regarding all of our ESG priorities, targets and performance, and which is published annually on our website.

Sincerely,

“Hilary A. Foulkes”	“Karen E. Clarke-Whistler”

Hilary A. Foulkes	Karen E. Clarke-Whistler

Chair of the Board of Directors	Incoming Chair of the Corporate Governance & Nominating Committee

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eNVIRONMENTAL, SOCIAL AND Governance

Environmental, Social and Governance (“ESG”) Material Focus Areas

Enerplus’ core values include a commitment to develop its resources responsibly and profitably while making a positive contribution to society. The following outlines our approach to ESG.

1 Importance		2 Integration		3 Oversight

▪	Long-term Company value can be materially impacted by ESG factors	▪	Identify material focus areas that could materially impact Company value	▪	Senior leadership team is involved in the identification of material focus areas and, in conjunction with the Board, in setting goals and targets

▪	Enerplus believes the integration of key ESG factors into its strategy will reduce risk and enhance long-term business resilience	▪	Establish goals and targets relative to material focus areas	▪	Material focus areas are integrated into enterprise risk management

▪	Clear, consistent disclosure of ESG information allows stakeholders to make informed decisions	▪	Integrate goals and targets throughout the organization	▪	Each material focus area has oversight from the Board with management ensuring the Board has a comprehensive understanding of the issues

Enerplus has identified five material focus areas, which are described in detail below.

Material Focus Areas
Emissions Management – As part of our approach to climate change initiatives, we are continuously working to reduce our Scope 1 and Scope 2 greenhouse gas emissions intensity.
Water Management – Water management, including the reduction of freshwater use and the reuse of produced water within our operations, is a foundational tenet of our corporate responsibility.
Health & Safety – Fundamentally, we believe everyone has the right to a safe and healthy work environment. In addition to being a moral and legal obligation, we believe that keeping people safe can demonstrably improve an organization’s efficiency and its culture, resulting in improved overall performance.
Culture – We define culture as the way people think and act each day, and we see our culture of accountability as a strategic differentiator.
Community Engagement – Our sustainability goals include helping the communities we operate in achieve theirs. We are committed to making meaningful and sustainable impacts in our operating communities.

For more information on our ESG Material Focus Areas, please see our 2022 ESG Report. Our TCFD aligned reporting tables provide additional information on our management approach.

Board oversight of these material focus areas is identified in specific Committee mandates described in the following section.

Oversight of Climate-Related Risks

Corporate risks and, in particular, climate-related risks impacting Enerplus and its business are continually monitored and are formally assessed by management semi-annually. In considering these risks, management identifies and classifies the nature of each material risk, assesses both the likelihood of occurrence and the possible timing of such occurrence, the potential impact such risk would expose the Company to, and the preventative risk mitigation measures the Company has undertaken relative to each risk.

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eNVIRONMENTAL, SOCIAL AND Governance

Management, following its risk assessment, reports its findings to the Audit & Risk Management Committee. That committee is entrusted with oversight responsibility, on behalf of the Board, to ensure that management is fulfilling its obligations regarding enterprise risk management.

Corporate Governance

Enerplus is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 and the corporate governance guidelines in Canadian National Policy 58-201. In addition, Enerplus is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the SOX Act. As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is required to disclose any significant ways in which its governance practices differ from those followed by U.S. domestic companies under the NYSE’s corporate governance listing standards. Enerplus has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards. As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is not obligated to have and does not have an internal audit function; however, Enerplus uses an independent company which reports directly to the Audit & Risk Management Committee of the Board to review and test Enerplus’ internal financial controls.

On an ongoing basis, and when determined to be appropriate or necessary, the Corporate Governance & Nominating Committee monitors and brings forward proposed changes to Enerplus’ corporate governance practices for the Board’s consideration and adoption.

Set out below is a description of certain corporate governance practices and principles of Enerplus, and the roles and responsibilities of the Board.

Strategic Planning

A key duty for the Board is to provide stewardship over the Company’s strategic planning process and its strategic plan. The Board fulfills this obligation in multiple ways. Each year management puts forward long term key areas of focus, as well as considerations of strategic topics to be discussed at the annual strategy session with the Board. The Board provides feedback and suggestions for any additional items to be incorporated in the materials. The Board and management work together to determine the Company’s optimal near and long-term strategic direction, having regard to the Company’s business and expertise, unique competitive advantages, market opportunities, commodity price forecasts, and other various but relevant macroeconomic factors and capital markets trends.

Board members then attend an annual strategy session with management to examine the impact of these previously determined topics and areas of focus including scenarios, sensitivities and options. The Board actively debates the underlying assumptions and strategy provided and provides feedback, which management then incorporates into its strategic plan. Throughout the year management provides updates to the Board to ensure continued alignment and allows the Board to monitor activities throughout the year.

Participating in the generation of the plan, working with management to determine the optimal strategic direction of the Company, and holding management accountable for executing on the plan, is part of the Board’s discharge of its fiduciary duty to the Company, its shareholders, and other stakeholders.

Board Composition

National Policy 58-201 provides that the majority of the Board should be comprised of independent directors. Seven of the eight director nominees proposed to be elected at the Meeting have been determined to be independent based on information provided by the individual directors and reviewed by the Corporate Governance & Nominating Committee. One director, Mr. Dundas, is the President & CEO of Enerplus and, as such, is not independent. It is Enerplus’ practice that the Chair of the Board shall be an independent and unrelated director and that only independent directors serve on the committees of the Board.

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Any independent director whose circumstances change such that they might be considered to be a non-independent director is required to promptly advise the Chair of the Corporate Governance & Nominating Committee of the change in circumstances and, if deemed non-independent, to submit their resignation to the Chair of the Board. The President & CEO of Enerplus shall be the only member of management and the only non-independent director on the Board.

Financial Experts

Pursuant to U.S. securities regulations, Enerplus is required to have an “audit committee financial expert” (as that term is defined by SEC regulations) on the Audit & Risk Management Committee of the Board. Currently, Mr. Sheets is the Chair and Ms. Brillon is a member of that Committee, and both are qualified as “audit committee financial experts”. Further, all members of this Committee are considered financially literate as determined under Canadian securities regulations and the NYSE rules.

Orientation and Continuous Development

The Corporate Governance & Nominating Committee is responsible for reviewing and monitoring the orientation program for new directors. The Committee ensures each new director receives an orientation, supplemented by a fulsome collection of orientation materials. Subject to the new director’s requests, director orientation involves a series of individual meetings between the new director and existing directors and executive officers. Meetings with Enerplus’ executive officers help provide the new director with context surrounding the Company’s business and operations, including its recent performance, organizational culture, future goals and current challenges. The Chair and other members of the Board review with each new director certain information and materials regarding Enerplus, including the role of the Board and its committees, the organization’s near and longer term priorities, and ongoing Board initiatives and long-term strategies. New directors provide feedback in our board effectiveness survey about the robustness of the onboarding materials and their onboarding experience to affect continuous improvements in this process. In their first year on the Board, a new director is encouraged to attend and participate in all Board committee meetings, including those where they are not a member of the committee, to better understand the issues the Board is engaged in. Directors are also encouraged to pursue continuing education opportunities during their Board tenure.

The Committee, in conjunction with the Board Chair and management, has oversight of continuing education for directors in order to ensure that directors maintain the skills and knowledge necessary to meet their obligations. Directors are encouraged to participate in continuing education programs of their choosing to refresh and/or increase their knowledge and skills. To this end, the Company provides all directors with membership in the Institute of Corporate Directors and the National Association of Corporate Directors. Further, Enerplus encourages and facilitates director participation in various continuing education seminars and workshops, both internally at Enerplus and externally.

Members of the Board participate in a variety of self-directed learning endeavors, including reviewing industry and business publications and attendance at virtual and in-person continuing education sessions. Sessions attended by Board members in 2022 are listed in Schedule B. Enerplus hosted four technical sessions for directors in 2022 on the topics of (1) Flowback and Emissions Management; (2) Drilling and Completions; (3) Onstream Performance; and, (4) Digital Technology Vision & Strategy. These internal technical sessions were attended by all directors who were on the Board at the time of the relevant session.

Human Capital Management

Enerplus’ human capital management practices and related risk monitoring are management’s responsibility, with oversight and assistance of the Compensation & Human Resources Committee. As at December 31, 2022, Enerplus employed 379 full-time benefit employees and payroll consultants.

Enerplus employs technology that aids management’s ability to regularly measure employee engagement and other aspects of its culture. This has proven invaluable in enabling the Company to rapidly identify and respond to issues related to engagement such as employee wellbeing, remote work effectiveness, impacts to productivity and other human capital matters.

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Culture

Enerplus has adopted a set of core values called “HEART values” that are the foundation of its corporate culture. These values act as a guide for what the Company stands for and how employees are expected to conduct themselves. The Company’s HEART values are outlined below.

✓	Honesty – We earn confidence and trust with others by being transparent with honesty and integrity each and every day.
✓	Engagement – We openly engage with our staff and stakeholders to share ideas, ensure two-way communication and develop positive solutions to the benefit of all.
✓	Accountability – We deliver results and high performance in our roles, using the right tools and effective processes.
✓	Responsibility – We operate in a safe, environmentally responsible and compliant manner in all of our operations. This is about ensuring all of our employees and contractors make it home safely at the end of the work day.
✓	Teamwork – We work together, and respect the qualities, importance and values of others. Everyone brings unique attributes to their roles with different experiences and perspectives to offer.

In addition to its HEART values, Enerplus has also adopted a set of cultural beliefs that help foster a corporate culture of accountability. The cultural beliefs are integral in promoting, supporting and maintaining a positive employee culture within Enerplus. These cultural beliefs include:

✓	One Enerplus – I collaborate across the organization.
✓	Be Inclusive – I welcome diverse people and perspectives.
✓	Communicate Effectively – I communicate honestly, respectfully, and in a timely manner.
✓	Show Courage – I offer my opinions and ideas, even if it feels risky.
✓	Be Curious – I ask, “What if?” and “Why not?”, always pursuing improvements in our business.
✓	Live Well – I look after work and life, health and wellness, and support those around me.

Enerplus believes that the adoption, reinforcement and general adherence with the Company’s HEART values and cultural beliefs is responsible for increased employee engagement, productivity, wellbeing, and ultimately, the Company’s corporate results. It is for these reasons that Enerplus considers its corporate culture as providing the Company with a unique and distinct competitive advantage.

Diversity, Equity, Inclusion, and Belonging

Enerplus is firmly committed to inclusion, which the Company defines as welcoming diverse people and perspectives. Supporting inclusion helps the Company gain new insights into the business and enhances collaboration, innovation and problem-solving. Enerplus has focused on improving inclusion through education and raising the degree of awareness and understanding of the unique strengths that each individual employee brings to the Company. Recent actions taken to support a more inclusive workplace include:

✓	Introduced a flexible work location program that provides individuals choice and flexibility to select the work location most ideal for individual and team engagement, productivity, and wellbeing.
✓	Expanded long-term incentive plan eligibility to all permanent employees to foster alignment with cultural beliefs and connect employees at all levels with shareholder outcomes.
✓	Hosted multiple company-wide initiatives aimed at growing and strengthening innovation mindsets and identifying time and financial savings.

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In addition to the Company’s commitment to fostering an inclusive workplace, the Board has adopted a Diversity Policy which is intended to remove unconscious and systemic bias in the Company’s recruitment, development and advancement process. To attract and retain the most qualified individuals for any position, Enerplus must ensure that it objectively assesses talent and skill based on qualifications, without being influenced by gender, age, ethnicity or other similar characteristics. The Company acknowledges the benefits of diversity and encourages the consideration of all employment candidates who have the necessary skills, knowledge and experience to help Enerplus achieve its business objectives. Simply put, Enerplus actively supports diversity because it’s smart business. Consistent with the Company’s culture and HEART values, management vigilantly enforces adherence to the Diversity Policy to ensure a work environment that is free from both harassment and discrimination. The Corporate Governance & Nominating and the Compensation & Human Resources Committees provide oversight in respect of all Company matters affecting diversity, equity, inclusion, and belonging.

In addition to the progressive initiatives the Company has adopted to promote DEIB within its employee workforce, Enerplus also takes its DEIB commitments seriously with respect to its contractor workforce. In 2022, the Company spent approximately $336 million on services provided by tribal-affiliated businesses operating on the FBIR.

Gender Diversity

Enerplus has been successful in its efforts to attract, develop, retain and recruit exceptional leaders who are women, including our Board Chair. The chart below shows Enerplus’ gender diversity as of March 14, 2023. Enerplus will continue to monitor its gender diversity and disclose the results of its gender profile to the Shareholders on an annual basis.

Category	Total	Number of Women	% of Women
Independent Directors (standing for re-election)	7	4	57%
Executive Officers	10	3	30%
Managers	25	8	32%

Other than the Diversity Policy, Enerplus has not adopted another policy or set any targets or mandatory quotas relating to the identification and nomination of directors or executive officers who are female, a visible minority or have a disability. Enerplus believes the adoption of gender-based quotas directly conflicts with the Company’s long held practice of nominating and recruiting the best available candidates. By nominating and recruiting individuals solely based on their skill and expertise, the Company maximizes the effect of its competitive advantage, its people. As evidenced in the tables above, Enerplus has successfully attracted and retained exceptionally talented females while employing this philosophy.

Board and Committee Meetings

The Board meets a minimum of six times per year. Each Board and committee meeting includes an in-camera discussion by the independent directors without the presence of management. Directors assist in preparing the agenda for Board and committee meetings. The directors receive a comprehensive package of information in advance of each meeting. Further, the Board attends an annual strategic planning session to review, amend or adopt long term strategies and new corporate objectives for regular review in the upcoming year. Further details on Board and committee meeting attendance are outlined in the individual director nominee profiles.

Board Directorship Policy

Being an active and contributing member of the Board requires skill, experience and a personal commitment of both time and energy. To ensure that all directors have sufficient time to commit to the Board, Enerplus has adopted a policy according to which, should a director wish to serve on the board of directors of, or provide consulting or advisory services to, another public entity, the director must obtain prior approval before committing to do so. The Chair of the Corporate Governance & Nominating Committee and the Chair of the Board review any requests of Board members who wish to serve on another public company’s board of directors.

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After a detailed review, a decision will be made which will consider the current number of directorships, potential conflicts, past attendance at Board meetings, and the director’s past peer-to-peer performance assessments. The purpose of this policy is to ensure the director will have sufficient time to successfully satisfy their obligations to Enerplus and ensure that no directors of Enerplus become overloaded. At the present time, Enerplus believes all of the nominees for election to the Board have sufficient time to commit to their duties as Enerplus directors.

The policy also requires the CEO be subjected to the same review process as independent directors if the CEO wishes to serve on the board of directors of another public entity. The policy restricts the CEO to only one such directorship position. Currently, the CEO does not serve on the board of directors of any other public company.

Director Compensation

To attract and retain skilled, high-functioning individuals to serve as Board members, Enerplus monitors the director compensation practices of its market peers. The Compensation & Human Resources Committee, with the assistance and guidance of an independent compensation consultant, regularly reviews the compensation of the members of the Board. Following the review, the Committee makes recommendations to the Board for its consideration when it believes changes in director compensation are warranted or appropriate.

Director Nomination Processes and Succession Planning

A core responsibility of the Corporate Governance & Nominating Committee is to regularly assess the effectiveness of the Board, operationalize Board succession planning and identify any gaps in the Board’s membership related to both skill set and experience. This responsibility will occasionally result in the Committee actively pursuing a search for prospective Board members. These searches are conducted, and individuals are identified, consistent with Board-approved criteria and in alignment with the Company’s strategic objectives. Following this process, the Committee recommends suitable individuals as nominees for election to the Board at an annual meeting of Shareholders or to fill vacancies on the Board which occur during the year. See the “Board Mandate and Committees” section for a description of the Committee’s other responsibilities.

For the Corporate Governance & Nominating Committee to recommend an individual for Board membership, candidates must be independent and are assessed on their individual qualifications and diversity of experience. They must also exhibit the highest degree of integrity, professionalism, values and independent judgment. The Committee recognizes diversity as an important selection criterion, as evidenced by strong female representation on the Company’s Board, including the Board Chair.

The Committee may engage the services of a search firm to assist in the identification of director candidates with the necessary skills or experience the Board requires. On an ongoing basis, the Corporate Governance & Nominating Committee also asks incumbent directors and executive officers to suggest individuals to be considered as prospective Board nominees. When it becomes apparent that a new Board nominee may be considered for Board membership, the Committee utilizes the Director Skills Matrix in reviewing potential candidates against the skill set of the incumbent Board. Potential nominees who possess experience and expertise in identified areas of need will be given priority.

Executive Succession Planning

The Compensation & Human Resources Committee is accountable for reviewing executive officer ongoing succession, leadership and talent strategy programs and plans. The executive officers, on a regular basis, provide the Committee with information on succession plans for executive positions. This includes the ongoing assessment of potential succession gaps, as well as updates regarding the development and progression of internal talent.

Regarding CEO succession planning, the Company, in cooperation with the Compensation & Human Resources Committee, conducts a rigorous annual review of potential succession candidates within the Company. Once identified, succession candidates are monitored to identify possible skills gaps and career plans are developed to aid such individuals to address areas requiring further development.

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Ethical Business Conduct

The Board has adopted a Code of Business Conduct (the “Code”) applicable to all directors, officers, employees and consultants of Enerplus. The Board monitors compliance with the Code by requiring that each director, officer, employee and consultant annually confirm in writing that they have read and comply with the Code. Should an individual have any concerns or questions regarding compliance, that person may qualify their confirmation with written remarks. The Code sets out, in detail, the core values and the principles by which Enerplus is governed. It addresses topics such as: honest and ethical conduct, conflicts of interest, compliance with applicable laws and Company policies and procedures, use of corporate assets and opportunities, confidentiality of corporate information, reporting responsibilities, and non-retaliation. The Code is available on Enerplus’ website at www.enerplus.com or under Enerplus’ SEDAR profile at www.sedar.com.

The Board and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code, including accounting, internal controls and auditing matters. Anyone may contact the Board Chair, the Chair of the Audit & Risk Management Committee, the Chair of the Compensation & Human Resources Committee, the CEO, the Vice-President, General Counsel & Corporate Secretary, or the Senior Vice-President & Chief Financial Officer to report a contravention of the Code on a confidential basis free from discrimination, retaliation, or harassment. A copy of the Whistleblower Policy is available on Enerplus’ website at www.enerplus.com.

In addition, to ensure independent judgment in considering transactions and agreements in which a director or officer of Enerplus has a material interest, all related party transactions and any payments arising from such transactions must be approved by the other independent directors. In 2022, no director or officer of Enerplus had a material interest in any Company transaction.

Board Effectiveness

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board and the Board committees. The Committee satisfies this responsibility in two ways. First, the Chair of the Committee facilitates a roundtable discussion with all members of the Board present to review and consider emerging governance trends and Board effectiveness topics at the Company’s annual strategy session. Secondly, the Committee undertakes an anonymous annual survey of all the members of the Board. This survey focuses on corporate governance, Board operations, Board structure, and Board culture. Once completed, the confidential survey results are summarized and delivered to the Committee Chair, who synthesizes the results for review and discussion with the other members of the Committee. This review and discussion results in the development of recommended actions for the Board’s consideration and adoption. Following Board approval, the Committee generates an action plan and monitors progress to ensure plan execution and implementation.

In addition to, and separate from, the annual Board survey process described above, all Board members participate in an annual director peer-to-peer evaluation process. This is a formal process of individual performance evaluation of each director by their peers on the Board. Also, each committee Chair and the Chair of the Board are subject to separate evaluations.

As part of the evaluation process, each director is required to participate by providing an anonymous and fulsome written evaluation of all the directors on the Board. The process is primarily designed to evaluate the contributions of each director. The peer-to-peer evaluation requires a director to provide feedback on their peers on such attributes as engagement, continuous improvement, culture, business acumen, and independent thought. Following the completion of the evaluations and the confidential aggregation of the peer feedback, the Chair of the Board confidentially meets with each director to review the results of their evaluation. In addition, the Chair of the Corporate Governance & Nominating Committee confidentially meets with the Chair of the Board to review the Chair of the Board’s own evaluation. The purpose of these assessments is to assist in enhancing the overall performance of each individual director and, therefore, the Board. These assessments also serve to improve the Board’s oversight and effectiveness in fulfilling its obligation to provide advice and strategic direction to management.

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The Board does not have term limits for its directors. Rather, the Corporate Governance & Nominating Committee, in conjunction with the Chair of the Board, proactively identifies an appropriate timeframe for the retirement and replacement of directors. This process, along with the annual Board evaluation process, ensures healthy Board renewal while allowing for strategic timing of Board retirements. Director succession planning is an integral part of the Corporate Governance & Nominating Committee’s mandate and the Board considers this strategy to be essential in maintaining its ability to effectively perform its functions. The effectiveness of the Board’s succession planning is evidenced by the orderly sequencing of recent director retirements. During the last year, two long-standing Board members declared their respective intentions to retire and two new directors were appointed to the Board in their stead.

Director Skills Matrix

The Corporate Governance & Nominating Committee maintains a comprehensive director skills matrix, which helps the Committee to assess whether there is an appropriate mix of skills and experience on the current Board. This assessment is used as a guide for Board member recruitment. The table below shows the top five areas of expertise for each independent Board nominee as well as other areas in which each independent director has broad knowledge.

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Shareholder Engagement

During 2022, several executive officers of Enerplus engaged with Shareholders to listen to their opinions and concerns and discuss the outlook for the business. The meetings involved a dialogue on a variety of topics, including: capital allocation, including dividends and share buybacks; corporate operating results; corporate strategy regarding acquisitions and divestments; the Company’s financial position and liquidity; commodity hedging; and, ESG matters.

In addition to Shareholder engagement by management, members of the Board also engaged with corporate governance stakeholders and Shareholders. The purpose of those meetings was to provide additional opportunities for stakeholders to provide direct feedback to the Board on governance matters and to help ensure that the Board continues to evolve its policies and practices to maintain alignment with Shareholders. The discussions were centered on the Board’s composition and its focus areas, including corporate governance and other ESG initiatives, along with its approach to executive compensation.

In total, Enerplus management and Board members engaged with Shareholders representing approximately 48% of Enerplus’ issued and outstanding Common Shares in 2022.

Enerplus carries out its Shareholder engagement activities through a variety of methods. Enerplus participates in numerous investor conferences and one-on-one meetings. Enerplus also regularly communicates its quarterly results via audiocast and dial-in conference calls. Shareholders are encouraged to contact Enerplus’ Investor Relations department by letter, phone or email to share their views and comments. Enerplus believes that increased stakeholder and Shareholder engagement provides the Company with valuable insight regarding what stakeholders and Shareholders are thinking and what is important to them. As part of its long-established objective of open communication, the Board invites stakeholders and Shareholders alike to engage with representatives of the Company at investorrelations@enerplus.com or by telephone at 1-800-319-6462.

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BOARD MANDATE AND COMMITTEES

Board Mandate and Committees

The Board is responsible for the overall stewardship of Enerplus and discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair of the Board and the executive officers of Enerplus. The Board has four committees, listed below, each operating in accordance with a Board-approved written mandate outlining its duties and responsibilities. The following section outlines the assignment and rotation of committee Chairs and a general review of each of the Board committees and their respective functions. A copy of the Board's mandate is included in Schedule C to this Information Circular and can be found on Enerplus' website at www.enerplus.com.

The four Board Committees are:

▪	Audit & Risk Management Committee
▪	Compensation & Human Resources Committee
▪	Corporate Governance & Nominating Committee
▪	Reserves, Safety & Social Responsibility Committee

All members of each of the Committees are independent directors.

Each of the Committee charters can be found on Enerplus’ website.

Position Descriptions and Responsibilities

The Board has written position descriptions for the Chair of the Board and for the committee Chairs (the “Chairs”). The Board and CEO have also developed a written position description for the CEO. These position descriptions can be found on Enerplus’ website.

The Board Chair is responsible for the management, development and effective leadership of the Board. The Board Chair's primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views. The Board Chair is also responsible for, among other things, fostering ethical and independent decision-making, providing a link between the Board and management, and acting in an advisory capacity to the CEO in all matters concerning the interests and management of Enerplus.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee Chairs are based on each director's knowledge, interests and areas of expertise. The Board favours rotation of committee assignments and committee Chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees. However, the Board also believes experience and continuity must be preserved when considering candidates for rotation. Committee members and Chairs may be rotated in response to changes in membership of the Board and, in all cases, should be rotated only if doing so is likely to maintain or increase committee performance. All directors are welcome to attend any committee meetings and are given access to all committee materials regardless of whether or not they are a member of the committee.

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BOARD MANDATE AND COMMITTEES

Audit & Risk Management	Chair: Jeffrey W. Sheets
Committee	Members: Sherri A. Brillon, Judith D. Buie, Mark A. Houser, Sheldon B. Steeves

Accountability: Assists the Board in fulfilling its oversight responsibilities with respect to Enerplus’ financial reporting, continuous disclosure and risk management obligations. The Committee also reviews, on behalf of the Board, management’s compliance with its obligations and responsibilities regarding internal financial controls, financial regulatory compliance and the engagement of the Company’s external auditors, including ongoing review of the adequacy of the external auditor’s work product.

Key Responsibilities:

✓	Review the adequacy and integrity of Enerplus’ financial reporting and continuous disclosure
✓	Review Enerplus’ internal controls and policies, the certification process, and compliance with regulatory requirements related to financial matters
✓	Evaluate and monitor the performance and independence of Enerplus' external auditors and approve their annual audit plan
✓	Monitor management’s methodology for identifying and managing Enerplus’ key business risks and its ongoing compliance with the Company’s Risk Management Policy
✓	Establish and monitor reports concerning the Company’s Whistleblower Policy
✓	Receive the Company’s financial reports and review them with the Company’s external auditors
✓	Review management’s compliance with significant accounting or financial reporting policies and standards
✓	Assess the effectiveness of management’s protocols and strategies regarding cyber and business critical information security
✓	Meet in-camera with the Company’s independent auditors

Certain information regarding the Audit & Risk Management Committee that is required to be disclosed in accordance with National Instrument 52-110 is contained in Appendix E to Enerplus' Annual Information Form for the year ending December 31, 2022 dated February 23, 2023, an electronic copy of which is available on the internet under Enerplus' SEDAR profile at www.sedar.com, in Enerplus' Form 40-F filed on EDGAR at www.sec.gov and on Enerplus' website at www.enerplus.com.

Compensation & Human	Chair: Susan M. MacKenzie (Incoming Chair: Mark A. Houser)
Resources Committee	Members: Sherri A. Brillon, Karen E. Clarke-Whistler, Robert B. Hodgins, Mark A. Houser, Jeffrey W. Sheets

Accountability: Assists the Board in fulfilling its duties regarding Human Capital Management matters such as human resources policies, culture stewardship, corporate succession planning, talent management and compensation matters. The Committee also recommends the form and adequacy of compensation arrangements for Enerplus’ executive officers and employees, having regard to associated risks and responsibilities. The Committee obtains advice from external consultants regarding the compensation of executive officers for benchmarking purposes to ensure achievement of compensation objectives.

Key Responsibilities:

✓	Review the CEO’s evaluation of the performance of all executive officers, with reference to corporate and individual objectives
✓	Make base salary recommendations for the CEO and the other executive officers to the Board for its approval, having regard to executive compensation policies, programs and awards
✓	Make annual incentive recommendations to the Board for its approval, including establishing corporate objectives for bonus plans at the beginning of each year and measuring the degree of realization at the end of each year
✓	Review and make recommendations to the Board for approval regarding the granting of awards to officers and employees under Enerplus' long term incentive (“LTI”) plans
✓	Review director compensation and make recommendations to the Board annually
✓	Provide oversight of the Company’s ESG material focus area of corporate culture, including reviewing culture and compensation programs designed to attract, motivate and retain quality personnel required to meet business objectives
✓	Review long term succession plans for executive positions
✓	Oversee assessment of Enerplus' risks relating to its compensation philosophy, policies and practices, to ensure that executives are not encouraged to take unnecessary or inappropriate risks, and to review disclosure regarding same
✓	Review management’s progress in achieving the objectives of the Diversity Policy and disclose results of such progress to Shareholders on an annual basis
✓	Meet in-camera with the Committee’s independent compensation consultants

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BOARD MANDATE AND COMMITTEES

Corporate Governance & Nominating Committee	Chair: Robert B. Hodgins (Incoming Chair: Karen E. Clarke-Whistler) Members: Judith D. Buie, Karen E. Clarke-Whistler

Accountability: Assists the Board in matters of corporate governance and regularly reviews Enerplus’ internal practices and policies to ensure that such practices and policies reflect generally accepted corporate governance best practices. Furthermore, the Committee also assists the Board in identifying and evaluating director candidates and recommending nominees for membership to the Board.

Key Responsibilities:

✓	Assess and make recommendations as to the size, composition, expertise, engagement and effectiveness of the Board and its committees
✓	Ensure that the Board is equipped to provide oversight of the Company’s ESG-based strategies by providing education and maintaining appropriate skill sets on the Board
✓	Recommend nominees for election or re-election to the Board
✓	Annually review the individual director contributions and sustainability of each director's continuation on the Board
✓	Facilitate the Board self-evaluation process
✓	Review and monitor the orientation of new directors
✓	Regularly review Enerplus’ corporate governance practices as well as recommend to the Board any changes that the Committee deems necessary or advisable
✓	Support ongoing director education initiatives and participation in corporate director associations
✓	Review Enerplus’ annual disclosure of corporate governance practices

Reserves, Safety & Social Responsibility Committee	Chair: Sheldon B. Steeves Members: Judith D. Buie, Karen E. Clarke-Whistler, Mark A. Houser, Susan M. MacKenzie

Accountability: Assists the Board in carrying out its responsibilities to provide oversight of several of the Company’s ESG material focus areas, including greenhouse gas emissions, water management, health and safety, and community engagement. The Committee also provides oversight of the process by which Enerplus calculates its oil and natural gas reserves and resources and the public disclosure respecting same. In addition, the Committee ensures that Enerplus’ activities are planned and executed in a safe and responsible manner and that there are adequate systems in place to support ongoing compliance with the Company’s regulatory obligations.

Key Responsibilities:

✓	Oversee management’s activities and disclosure related to Enerplus’ material ESG focus areas, including water management, GHG emissions, health and safety, and stakeholder engagement
✓	Review management’s strategies and initiatives regarding the Company’s participation in the energy transition and initiatives to reduce the Company’s carbon footprint
✓	Participate in safety-based field visits to Enerplus' operated assets
✓	Review Enerplus’ Environmental, Social and Governance Policy and Health & Safety Policy annually
✓	Review Enerplus’ safety and social responsibility performance matters quarterly
✓	Review external and internal results from risk assessments, ongoing investigations and audits performed
✓	Generally, ensure the integrity of Enerplus' safety and social responsibility programs and policies
✓	Receive an annual compliance certificate from management
✓	Recommend to the Board the engagement of the independent reserves evaluators
✓	Review management's assessment of the work of the independent reserves evaluators annually, and if deemed advisable, obtain bids from other evaluators
✓	Review Enerplus’ procedures relating to the disclosure of information about its reserves and resources
✓	Review the scope of the annual review of the reserves and resources by the independent reserves evaluators, including findings and any disagreements with management
✓	Meet in-camera with the independent reserves evaluators
✓	Determine whether any restrictions affect the ability of the independent reserves evaluators in reporting on Enerplus’ reserves and resources data

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DIRECTOR COMPENSATION

Director Compensation

Philosophy

The Board, through the Compensation & Human Resources Committee, is responsible for benchmarking and designing the directors' compensation program. The Committee annually reviews director compensation relative to a peer group and targets total compensation at or above the median. The overall objective is to ensure the director compensation program:

✓	Assists the Company in attracting and retaining the services of highly qualified individuals
✓	Compensates the directors in a manner that is competitive with comparable peers and commensurate with the risks and responsibilities assumed in Board and committee membership
✓	Aligns the interests of the directors with Shareholders

Directors’ compensation includes annual cash retainers, travel fees (if applicable), and annual share-based awards. Directors can elect to receive their share-based awards in the form of Deferred Share Units (“DSUs”) granted under the Deferred Share Unit Plan or Restricted Share Units (“Director RSUs”) granted under the Director RSU Plan. Directors are not eligible to receive other forms of equity incentive awards, such as stock options, incentive rights, or performance share units. Directors do not participate in any employee equity incentive plans.

The director compensation table set forth below only refers to the compensation of independent directors. Mr. Dundas does not receive any compensation related to his services as a director of the Company. For information on Mr. Dundas' compensation in his capacity as CEO, see the “2022 Compensation of Named Executive Officers” section.

Fees and Retainers

Directors receive cash fees and retainers paid on a quarterly basis, which are denominated in Canadian dollars (“CAD”). They are also compensated for time spent traveling and are reimbursed for travel expenses related to their meeting attendance.

The Committee’s most recent review of director compensation benchmarking was conducted in 2018 relative to a peer group of Canadian issuers. In the interim, Enerplus’ strategy, operations and director talent pool have evolved. As a result, Enerplus changed its executive and director pay philosophy to include selected Canadian and U.S. issuers to support the business and to reflect the recruiting geographies and residency of certain Board members and executives. For a more fulsome description of the current compensation peer group development approach, see Compensation Peer Group under the Executive Compensation section.

In 2022, Enerplus reviewed the level and mix of director compensation relative to Canadian and U.S. peers. Based on this review, the Board increased cash and equity retainers as shown below to align with market compensation levels. These increases took effect January 1, 2023. The following table shows cash retainers and other fees in effect for 2022 and 2023.

	2022		2023
Annual Cash Retainer and Other Fees	CAD Value	USD Equivalent(1)	CAD Value	USD Equivalent(1)
Board Chair Retainer	$145,000	$107,300	$190,000	$140,600
Director Retainer	$60,000	$44,400	$80,000	$59,200
Committee Chair Retainer	$20,000	$14,800	Unchanged
Travel Fee(2)	$1,500	$1,110	Unchanged

Notes:

1.	The amounts represent the USD equivalent based on the exchange rate in effect on December 30, 2022 of CAD $1.00 = USD $0.74.
2.	Travel fees are paid per day of travel for directors travelling more than three hours by plane to attend a Board or Committee meeting.

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DIRECTOR COMPENSATION

Share-Based Awards

Directors receive an annual equity retainer. Directors may elect, prior to the relevant calendar year, to receive their equity retainer as DSUs granted under the Deferred Share Unit Plan or Director RSUs granted under the Director RSU Plan, or a combination of each.

The following table shows director equity retainers in effect for 2022 and 2023.

	2022		2023
Annual Equity Retainer	CAD Value	USD Equivalent(1)	CAD Value	USD Equivalent(1)
Board Chair Retainer	$160,000	$118,400	$210,000	$155,400
Director Retainer	$125,000	$92,500	$170,000	$125,800

Note:

1.	The amounts represent the USD equivalent based on the exchange rate in effect on December 30, 2022 of CAD $1.00 = USD $0.74.

A summary of the various director equity plans under which grants are outstanding as of the date of this Information Circular is contained in Schedule D.

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DIRECTOR COMPENSATION

Director Compensation Tables

Director Summary Compensation Table

In 2022, a total of $1,300,020 was paid to the directors in annual compensation consisting of: $419,111 in annual cash retainers, $768,429 in share-based retainers, $59,200 paid to those directors who acted as Chair of a committee, and $53,280 for travel fees.

Mr. Dundas, the President & CEO of Enerplus, did not receive any compensation in his capacity as a director and does not hold any DSUs or other share-based awards available to independent directors.

The following table summarizes the aggregate compensation provided to each of the independent directors in 2022. All dollar figures shown below are in U.S. dollars.

Name	Annual Cash Retainer and Meeting Fees(1)	Committee Chair Retainer (1)	Travel Fees(1)	Share-Based Awards(1)(2)	Total Compensation(1)
	$	$	$	$	$
Hilary A. Foulkes	$107,300	-	$4,440	$118,400	$230,140
Sherri A. Brillon(3)	$10,014	-	-	$21,034	$31,048
Judith D. Buie	$44,400	-	$8,880	$92,499	$145,779
Karen E. Clarke-Whistler	$44,400	-	$8,880	$92,499	$145,779
Robert B. Hodgins(4)	$44,400	$14,800	$8,880	$92,499	$160,579
Mark A. Houser(3)	$35,397	-	$6,660	$74,001	$116,058
Susan M. MacKenzie(4)	$44,400	$14,800	$2,220	$92,499	$153,919
Jeffrey W. Sheets	$44,400	$14,800	$8,880	$92,499	$160,579
Sheldon B. Steeves	$44,400	$14,800	$4,440	$92,499	$156,139
Total	$419,111	$59,200	$53,280	$768,429	$1,300,020

Notes:

1.	The amounts represent the USD equivalent based on the exchange rate in effect on December 30, 2022 of CAD $1.00 = USD $0.74.
2.	Represents the value of DSUs or Director RSUs granted to the various directors under the Deferred Share Unit Plan or the Director RSU Plan, as elected by each director, with respect to their 2022 share-based award entitlement. The number of DSUs and/or Director RSUs granted in 2022 was calculated by dividing the dollar value of the portion of the directors' equity retainer that was elected to be paid in the form of DSUs or Director RSUs by the weighted average trading price of the Common Shares on the TSX for the last twenty trading days in 2021, which was CAD $12.5677.
3.	Ms. Brillon and Mr. Houser joined the Board on October 10, 2022 and March 15, 2022, respectively, and therefore received partial compensation for 2022.
4.	Mr. Hodgins and Ms. MacKenzie are not standing for re-election at the Meeting.

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DIRECTOR COMPENSATION

Outstanding Share-Based Awards as of December 31, 2022

The following table shows all outstanding share-based awards held by directors as of December 31, 2022, which includes DSUs and/or Director RSUs provided to the director where they elected to receive such awards as payment of all or a portion of their annual equity retainer. All DSUs vest at the time of grant but are not paid until after the director retires from the Board. Director RSUs generally vest in three tranches: one-third on each of the first, second and third anniversary dates of the date of grant. For additional information on the Deferred Share Unit Plan and the Director RSU Plan, see Schedule D.

Name	Number of Share-Based Awards that have not vested(1)	Market or Payout Value of Share-Based Awards that have not vested (2)	Market or Payout Value of Vested Share-Based Awards not Paid Out(3)
	#	$	$
Hilary A. Foulkes	113,706 DSUs	-	$2,006,915
	5,961 Director RSUs	$105,207	-
Sherri A. Brillon	2,269 DSUs	-	$40,056
	0 Director RSUs	-	-
Judith D. Buie	57,337 DSUs	-	$1,011,997
	0 Director RSUs	-	-
Karen E. Clarke-Whistler	69,156 DSUs	-	$1,220,600
	0 Director RSUs	-	-
Robert B. Hodgins(4)	68,063 DSUs	-	$1,243,139
	17,257 RSUs	$304,593	-
Mark A. Houser	8,029 DSUs	-	$141,715
	0 Director RSUs	-	-
Susan M. MacKenzie(4)	103,161 DSUs	-	$1,862,620
	15,758 Director RSUs	$278,122	-
Jeffrey W. Sheets	21,056 DSUs	-	$371,643
	31,479 Director RSUs	$555,609	-
Sheldon B. Steeves	89,004 DSUs	-	$1,596,836
	31,479 Director RSUs	$555,609	-

Notes:

1.	Represents the number of DSUs and/or Director RSUs awarded to the director in 2022 pursuant to the Deferred Share Unit Plan and the Director RSU Plan, respectively, as elected by such director, and which were outstanding (and, in the case of Director RSUs, that were unvested) as at December 31, 2022. The units outstanding includes additional amounts to reflect the notional reinvestment of any dividends paid by Enerplus since the date of grant.
2.	Represents the market or payout value of all Director RSUs held by each director as of December 31, 2022. The estimated future payouts represent Enerplus’ estimate, as at December 31, 2022, of the future cash payout amount of the unvested Director RSUs based on the closing price of the Common Shares on the NYSE on December 30, 2022 of $17.65 per Common Share. No amount is presented in the column for DSUs as all DSUs were vested at the time of grant and are reflected in the following column.
3.	Represents the market or payout value of all DSUs held by each director as of December 31, 2022. The estimated future payouts represent Enerplus’ estimate, as at December 31, 2022, of the future cash payout amount of the DSUs based on the closing price of the Common Shares on the NYSE on December 30, 2022 of $17.65 per Common Share. No amount is presented in the column for Director RSUs as no Director RSUs were vested that had not been paid to the directors as at December 31, 2022.
4.	Mr. Hodgins and Ms. MacKenzie are not standing for re-election at the Meeting.

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DIRECTOR COMPENSATION

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the share-based awards that vested or were earned in 2022 for each director under the Director RSU Plan. No DSUs are described in the table below as DSUs are only settled and paid after a director ceases to serve on the Board, and DSUs granted to and held by the other directors are included in the preceding tables. All Director RSUs and DSUs are settled and paid in cash.

Name	Number of Incentive Plan Awards that vested during 2022	Payout Value of Incentive Plan Awards that vested during 2022(1)
	#	$
Hilary A. Foulkes	5,894 Director RSUs	$56,930
Sherri A. Brillon	0 Director RSUs	-
Judith D. Buie	0 Director RSUs	-
Karen E. Clarke-Whistler	0 Director RSUs	-
Robert B. Hodgins	7,789 Director RSUs	$75,235
Mark A. Houser	0 Director RSUs	-
Susan M. MacKenzie	10,285 Director RSUs	$99,350
Jeffrey W. Sheets	10,588 Director RSUs	$102,273
Sheldon B. Steeves	10,588 Director RSUs	$102,273

Notes:

1.	Reflects the payouts of Director RSUs held by the applicable director that vested on January 1, 2022 and were settled and paid in cash. The vested Director RSUs were valued at the ten-day volume weighted share price of the Common Shares on the TSX on December 31, 2021, which was CAD $12.39. The value shown above represents the USD equivalent based on the average exchange rate over the same 10-day period of CAD $1.00 = USD $0.78.

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DIRECTOR COMPENSATION

Director Equity Ownership Requirements

To further align the directors' interests with those of Shareholders, directors are required to hold equity interests in Enerplus (Common Shares, DSUs, and/or Director RSUs) equal to a minimum of three times their total annual compensation (i.e., their annual cash and equity retainers, excluding any committee Chair retainers and travel fees) within five years of their election to the Board.

Outlined below is the number and value of Common Shares, DSUs, and Director RSUs owned by each independent director nominee as at March 14, 2023. Equity ownership requirements for Mr. Dundas, the CEO of Enerplus, are reflected in the “Executive Equity Ownership Requirements” section in this Information Circular. The value of a director's total equity ownership is calculated based on the higher of either the closing price of the Common Shares on March 14, 2023 or their original purchase price (and in the case of DSUs and Director RSUs, their grant date fair value).

All director nominees comply with the Company’s ownership requirements. Ms. Brillon and Mr. Houser have time remaining to achieve their respective equity ownership requirements.

Name	Common Shares	DSUs(1)	Director RSUs	Total Value of Equity Ownership(2)	Equity Ownership Requirement	Ownership Requirement Achievement Deadline	Compliance with Ownership Requirement
	(#)	(#)	(#)	($)	($)
Hilary A. Foulkes(3)	15,000	122,786	-	$2,026,115	$877,385	Achieved	Complies
Sherri A. Brillon(3)	-	9,620	-	$157,206	$548,366	October 10, 2027	Complies
Judith D. Buie	-	58,807	5,881	$955,684	$548,366	Achieved	Complies
Karen Clarke-Whistler(3)	5,000	76,507	-	$1,199,698	$548,366	Achieved	Complies
Mark A. Houser	-	15,380	-	$240,722	$548,366	March 15, 2027	Complies
Jeffrey W. Sheets	34,198	21,056	24,379	$1,191,723	$548,366	Achieved	Complies
Sheldon B. Steeves(3)	1,600	96,355	17,028	$1,685,006	$548,366	Achieved	Complies

Notes:

1.	The number of DSUs includes the value of reinvested dividends up to March 14, 2023.
2.	Based on the higher of the closing price of the Common Shares on the NYSE of $14.50 per Common Share on March 14, 2023 or their book value at the time of acquisition or grant.
3.	The amounts represent the USD equivalent of the CAD equity ownership value based on the exchange rate in effect on March 14, 2023 of CAD $1.00 = USD $0.73.

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EXECUTIVE COMPENSATION

Executive Compensation

Letter to Shareholders

Dear Fellow Shareholder,

We, the Board of Directors, are accountable to our Shareholders for the overall stewardship of Enerplus. Our accountability includes a commitment to provide our Shareholders with information on the executive compensation philosophy, programs and decision-making at Enerplus that enable us to attract, motivate and retain the high-quality executive talent the Company requires to deliver Shareholder value.

This letter provides an overview of Enerplus’ corporate performance in 2022 and the resulting CEO compensation decisions.

2022 Corporate Performance

Enerplus’ key objective is to be one of the top performing energy companies in North America, while maintaining a strong balance sheet. Significant corporate achievements during 2022 relative to this objective include:

✓	Generated adjusted funds flow of $1,230.3 million in 2022, which exceeded capital spending of $432.0 million, generating free cash flow of $798.3 million;
✓	Reduced net debt by 65% from year-end 2021, ending 2022 with net debt of $221.5 million;
✓	Returned $452.5 million to Shareholders through dividends and share repurchases, representing 57% of 2022 free cash flow;
✓	Reduced Common Shares outstanding by 11% during 2022, compared to year-end 2021;
✓	Delivered 2022 average gross production of 100,326 MBOE per day, 9% higher than 2021;
✓	Completed the divestment of substantially all Canadian assets during 2022 for total consideration of $278.9 million (CAD $380.4 million), before closing adjustments;
✓	Reduced methane emissions intensity by 9% and Scope 1 and Scope 2 GHG emissions intensity by 16%;
✓	Continued very strong safety performance with a lost time injury frequency of 0.06 (one such injury); and,
✓	Replaced 112% of 2022 net production through net proved reserves additions (U.S. SEC Standards) and 139% of 2022 gross production through gross proved plus probable reserves additions (Canadian NI 51-101 Standards).
✓	Net proved developed producing ("PDP”) F&D costs were $8.27 per BOE (U.S. SEC Standards) and gross PDP F&D costs were $7.15 per BOE.

Details related to our goals and achievements are provided under “2022 Corporate Bonus Performance Assessment”.

Executive Compensation Philosophy

Every year, the Compensation & Human Resources Committee reviews executive pay benchmarking analysis using a selected group of Canadian and U.S. peers and evaluates executive compensation awards under various performance scenarios. The Board, with the assistance of the Compensation & Human Resources Committee, considers corporate and individual performance results to make informed executive compensation decisions that are tied to the performance of Enerplus and Shareholder returns.

Pay for performance is a core principle of Enerplus’ compensation philosophy, as is ensuring our compensation programs and approach remain aligned with and competitive to market. As Enerplus is a North American company with U.S. operations and senior executives located in both Canada and the U.S., the Compensation & Human Resources Committee reviewed its senior executive compensation philosophy in 2022 to ensure continued alignment with the Company’s market for executive talent and the resources and people they lead. The Committee increased the emphasis on U.S. peer data in 2022 to determine target total compensation for senior executives (the CEO, CFO, and COO). This approach better reflects the competitive market for senior executive talent and is required to continue to attract, motivate, incent and retain high performing executives. Consistent with best practice and our guiding principles, most of the increase has been provided in at risk, variable, long-term incentives that will ensure realized and realizable pay are aligned with corporate performance and Shareholder returns. In adopting this change, the Committee also eliminated some executive benefits. With these changes, the CEO’s 2022 target total direct compensation is positioned modestly above median of the current peer group.

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EXECUTIVE COMPENSATION

2022 CEO Compensation Decisions

The following describes decisions made in 2022 with respect to the CEO’s compensation:

✓	Base salary – the CEO’s base salary was increased by 12% to CAD $700,000, effective April 1, 2022.
✓	Bonus – the Board considered multiple factors in determining the CEO’s 2022 bonus, including but not limited to, corporate performance as measured using a scorecard approach, achievement of key strategic, portfolio and operational sustainability goals of inventory growth and a corporate capital allocation framework, shareholder returns, increased corporate profile and influence in the U.S. energy sector, and the CEO’s continued organizational culture leadership. The Board assessed Mr. Dundas’ performance as having meaningfully exceeded expectations in 2022 and awarded him an above-target bonus in recognition of his exceptional performance. In consideration of peer benchmarking data, the Committee determined at the outset of 2022 to increase the CEO’s bonus target to 110% of base salary.
✓	LTI – The Committee increased the CEO’s LTI target in January 2022 to align target aggregate compensation levels with desired peer positioning. The Board granted the CEO a target LTI award of 575% of base salary in January 2022.

2023 CEO Compensation Decisions

Consistent with our commitment to be transparent about executive compensation, this section describes CEO compensation decisions made to date in 2023.

The following table shows decisions the Board made with respect to Mr. Dundas’ compensation in 2022, as well as those made to date for 2023. All figures below are shown in CAD as Mr. Dundas is paid in CAD.

Compensation Element (all figures CAD)	2022 (amounts earned / granted during the year)	2023 (projected as of April 1, 2023)
Base Salary (change)	$681,750 (base salary earnings during the year)	$737,500 (projected 2023 base salary earnings, including a 7% salary increase effective April 1, 2023)
Bonus - $ Amount (as % of target)	$1,171,383 (156% of target)	To be determined in 2024
LTI - $ Amount (as % of target)	$3,605,246 (100% of target)	$4,200,000 (100% of target)

Details on Mr. Dundas’ 2022 compensation are included in the “Named Executive Officer Profiles” section.

Compensation Program Changes

The following are recent changes to executive compensation programs and policies:

✓	Evolved our executive compensation pay philosophy for senior executive compensation benchmarking, where selected peers include both Canadian and U.S. issuers;
✓	Removed selected executive perquisites, including car allowances and financial advisory services; and,
✓	Revised the corporate scorecard to place greater emphasis on financial performance and balance sheet outcomes.

We continue to monitor feedback from Shareholders and shareholder advisory firms.

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EXECUTIVE COMPENSATION

Shareholder Engagement on Executive Compensation

As a Shareholder, we value your opinion on how we steward Enerplus and the decisions we make. In late 2022 and early 2023, members of the Board reached out to major Shareholders and corporate governance stakeholders to gather their thoughts on Enerplus and to specifically discuss executive compensation and corporate governance issues. Feedback from those sessions and other shareholder conversations as described under “Shareholder Engagement” have been incorporated into our disclosure and will be considered as we continue to evolve our compensation and governance practices.

Annually, Shareholders vote on the approval of the non-binding advisory resolution on Enerplus’ approach to executive compensation. This resolution was approved by 96.07% of Shareholders who voted at the 2022 Shareholder meeting. We trust we have made appropriate decisions to secure another favourable vote this year.

We welcome your input regarding our executive compensation philosophy and how to strengthen the linkage to corporate performance. Direct communication fosters trust and transparency and provides us with confidence that we are making the right decisions for Enerplus and its Shareholders. To contact us, you can write to Enerplus, at either (i) Suite 3000, The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 or (ii) Suite 2200, The US Bank Tower, 950 - 17th Street, Denver, Colorado, 80202-2805; call by telephone (1-800-319-6462) or email BoardofDirectors@enerplus.com.

Sincerely,

“Hilary A. Foulkes”	“Mark A. Houser”

Hilary A. Foulkes	Mark A. Houser

Chair of the Board of Directors	Incoming Chair of the Compensation & Human Resources Committee

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EXECUTIVE COMPENSATION

Named Executive Officers

The Named Executive Officers who are the focus of the Compensation Discussion & Analysis and who appear in the compensation tables are:

Name	Title	Level
Ian C. Dundas	President & CEO	CEO
Jodine J. Jenson Labrie	Senior Vice-President & Chief Financial Officer	SVP
Wade D. Hutchings	Senior Vice-President & Chief Operating Officer	SVP
Nathan D. Fisher	Vice-President, United States Business Unit	VP
David A. McCoy	Vice-President, General Counsel & Corporate Secretary	VP

Named Executive Officer Profiles

The following profiles provide you with an overview of each Named Executive Officer’s individual 2022 total compensation, comparison to 2021 compensation, percentage of at risk compensation, and equity holdings.

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EXECUTIVE COMPENSATION

49

EXECUTIVE COMPENSATION

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EXECUTIVE COMPENSATION

Compensation & Human Resources Committee Governance

The Compensation & Human Resources Committee is made up exclusively of independent directors. Susan M. MacKenzie serves as Chair. Upon her retirement from the Board at the Meeting, Mr. Mark A. Houser will become Chair. Other current members are Sherri A. Brillon, Karen E. Clarke-Whistler, Robert B. Hodgins, Mark A. Houser, and Jeffrey W. Sheets. The Committee members' experience in leadership roles throughout their careers, their extensive subject matter expertise, and their mix of experience in the areas of operations, corporate strategy and financial matters, provide the collective experience, skills and qualities to effectively support the Committee in carrying out its mandate.

The Committee has primary responsibility for executive compensation, including setting compensation levels, ensuring plan designs align with corporate objectives and Shareholder interests, assessing performance and compensation risk, and determining appropriate incentive payouts. The following describes the annual compensation process and roles for various stakeholders. The Committee's responsibilities are detailed in Schedule E.

1 Executive	2	Compensation & Human Resources Committee	3 Board of Directors	4	Shareholder Vote & Advisory Groups

Conducts analysis and creates a proposal

▪     Develops draft corporate scorecard, corporate objectives and CEO objectives at the outset of the year

▪     Conducts benchmarking

̵        Develops a compensation peer group

̵        Pay for performance analysis

̵        Evaluates executive compensation payouts under various performance scenarios

▪     CEO proposes the corporate performance rating for the annual bonus pool using the corporate scorecard year-end results

▪     CEO proposes recommendations concerning executive salaries, annual bonuses, and PSU and RSU awards, based on:

̵       Individual and corporate performance against specific objectives

̵        The competitive positioning of each executive’s compensation

̵        Internal equity

̵        Potential payouts of LTI

̵        Industry conditions

Reviews, assesses and modifies management’s proposal and recommends to the Board

▪      Recommends Board approval of the corporate scorecard, corporate objectives and CEO objectives

▪      Approves the compensation and performance peer groups

▪      Reviews executive pay, benchmarking analysis, risk considerations, and evaluates past and future payouts

▪      Consults with external compensation advisor, including to evaluate existing and proposed compensation programs and to understand trends and new regulatory developments related to executive compensation and governance

▪      Considers corporate and individual performance results used to develop executive compensation recommendations

▪      Develops recommendations for the CEO’s annual compensation

▪      May modify the CEO’s proposals for executive compensation

▪      May modify the CEO’s recommendation for the corporate performance rating

Reviews and approves the Committee’s recommendations

▪      Ultimate accountability for the approval of all major compensation programs and policies, aggregate incentive plan payouts, and executive compensation levels

▪      Considers success in achieving corporate objectives, absolute and relative Shareholder returns, and Shareholder feedback through an advisory vote and outreach, when making these decisions

Participates in advisory vote

▪      Enerplus voluntarily implemented a Shareholder advisory vote in 2014

▪      Voting results, along with feedback from investors and shareholder advisory groups, are considered when setting executive compensation levels, making changes to existing programs, and implementing new plans or policies

▪      Feedback is received from Shareholders throughout the year, including through Shareholder outreach, as appropriate

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EXECUTIVE COMPENSATION

Use of External Advisors

The Compensation & Human Resources Committee retains the services of external compensation consultants to provide information and recommendations on market conditions and appropriate competitive practices.

Hugessen Consulting Inc. was initially retained in May 2015, following a formal request for proposals by the Committee, to be the Committee’s independent and primary executive compensation advisor. Hugessen’s primary mandate in both 2022 and 2021 was to advise the Committee on executive compensation and incentive plan design.

To ensure the independence of the Compensation & Human Resources Committee's advisors, management must seek approval from the Committee prior to retaining Hugessen for other engagements. No such other engagements took place in 2022 or 2021. The following table reflects fees billed in respect of 2022 and 2021 for the engagement of external compensation consulting.

Consultant Engagement Fees

	(USD $000s)
Fee Type	2021	2022
Executive Compensation- Related Fees(1)	$124.0	$204.1
All Other Fees(2)	-	-
Total	$124.0	$204.1

Notes:

1.	Compensation-related fees for services related to determining compensation for Enerplus’ executive officers. This work was completed at the request of the Compensation & Human Resources Committee.
2.	No other fees have been paid to Hugessen.

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EXECUTIVE COMPENSATION

Aligning Executive Compensation and Shareholder Interests

Compensation Principles

Our executive compensation programs reflect the following principles, which we believe are in the best interests of Shareholders and align with corporate governance best practices:

What We Do

✓	Provide a meaningful part of executive compensation that is “at risk” and contingent upon corporate and individual performance
✓	Retain external compensation experts, who report directly to the Compensation & Human Resources Committee Chair
✓	Benchmark pay levels and mix to other operational peers of comparable size
✓	Disclose the ESG, operational and financial performance drivers included in the corporate scorecard used to determine incentive payouts
✓	Measure performance and align compensation outcomes with the achievement of corporate goals over multiple time horizons
✓	Use multiple metrics to evaluate performance to determine PSU payouts for awards granted since 2021, where the Board may determine alternative appropriate performance metrics for grants made in subsequent years
✓	Align executive interests with Shareholders’ interests by having equity ownership guidelines, including requiring the CEO to hold all vested LTI in Common Shares until their minimum ownership requirement is satisfied
✓	Mitigate risk by having anti-hedging and recoupment/clawback policies in place
✓	Include a “double trigger” in executive employment agreements so that severance payments are due upon a Change of Control only if employment is also effectively terminated
✓	Provide reasonable benefits and perquisites that are market competitive and within industry norms
✓	Provide long term incentive provisions upon retirement to encourage eligible executives’ voluntary retirement and to align retiring executives' financial interests with continued long-term corporate performance
✓	Provide Shareholders an opportunity to have their say on executive pay decisions through an advisory vote

What We Don’t Do

✓	Back-date, re-price or cancel Options (no Options are outstanding)
✓	Pay dividends on PSUs or RSUs prior to vesting
✓	Provide tax gross-ups
✓	Offer a pension plan
✓	Provide loans or other financial assistance to executives for any purpose
✓	Change the performance metrics or payout curves for LTI awards that have already been granted

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EXECUTIVE COMPENSATION

Risk Mitigation

Enerplus recognizes that certain compensation designs could promote unintended behaviours that may, in certain circumstances, be misaligned with Enerplus’ and the Shareholders' best interests. Enerplus, through the structure of its compensation programs, seeks to mitigate behavioural conflict risk and align executive actions and decisions with the interests of Enerplus and its Shareholders. There are additional risks that Enerplus is typically subject to, however, this discussion focuses solely on risks linked to the executive compensation programs. Elements of Enerplus’ mitigation of behavioural risk are embedded in its compensation processes and executive compensation design as follows:

Process Elements

✓	Members of the Compensation & Human Resources Committee meet regularly to review both employee and executive compensation and human resources issues generally, with the majority of the meetings focused on executive compensation
✓	Engagement by the Committee of an independent third-party consultant to review the executive compensation programs to provide additional objectivity
✓	A regular review of proxy materials and compensation survey data analysis identifies whether Enerplus’ compensation programs are deviating from its pay philosophy and market practices
✓	Review and evaluate proposed plan designs
✓	Monitor incentive program performance
✓	Review CEO and executive officers’ objectives and goals

Compensation Design Elements

✓	A significant portion of the executives’ compensation package is comprised of "at risk" elements such as LTI and short term incentive bonus. This "at risk" compensation aligns executive and Shareholder interests as Shareholder returns directly impact the calculation of the short term and long term incentives
✓	Minimum equity ownership requirements for executive officers ensure that executives are also Shareholders and, therefore, provides increased alignment with Shareholders' interests
✓	An annual incentive plan coupled with a three-year vesting of LTI awards ensures focus on both near term performance and long term value creation

Executive Equity Ownership Requirements

To align executive and Shareholder interests, all executives have a minimum equity ownership requirement. The Board is satisfied that the construct of the Company’s executive equity ownership requirements appropriately balances risks related to building an ownership position in the Company while allowing executives to realize a portion of earned awards.

Each executive must hold Enerplus equity valued at or greater than the multiples of base salary shown in the table at right.

Position	Multiple of Salary
Chief Executive Officer	5 X
Senior Vice-President	3 X
Vice-President	1 X

These minimum equity ownership guidelines must be achieved within five years of the date of an executive’s appointment. In the event of an increased ownership threshold resulting from a change in policy or promotion to a higher executive level, an executive must achieve the higher ownership threshold within three years of such change. At least one-half of an executive’s ownership requirement must be held in Common Shares. This requirement is meant to ensure that the executive has made a sizeable cash investment in acquiring the necessary Common Shares. The remainder is permitted to be held in unvested RSUs. The Company permits executives to utilize RSUs they have been granted to satisfy up to a maximum of 50% of their equity ownership obligation. The Company is satisfied that RSUs are a compelling proxy for Common Shares given they track the underlying value of such shares. The equity ownership guidelines do not recognize or give any credit towards an executive’s PSU holdings. Notwithstanding the alignment of PSUs with the underlying value of Company Shares, the Company’s policy excludes these instruments because the vesting of PSUs is subject to a performance assessment which could result in a PSU award having no value at the time of vesting.

Until the CEO satisfies the equity ownership threshold, any vested LTI awards must be held in the form of Common Shares. This mandatory hold period is designed to accelerate the achievement of equity ownership compliance. Mr. Dundas has satisfied the equity ownership threshold of 5X salary.

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EXECUTIVE COMPENSATION

As of March 14, 2023, all Named Executive Officers complied with Enerplus' equity ownership guidelines.

Name	Common Shares (1)	RSUs (1)	Total Value of Equity Ownership (2)	Equity Ownership Requirement	Compliance with Ownership Requirement
	(#)	(#)	($)	($)
Ian C. Dundas(3)	325,252	245,955	$9,405,764	$2,559,040	Complies
Jodine J. Jenson Labrie(3)	109,892	101,161	$3,221,508	$1,016,670	Complies
Wade D. Hutchings	238,000	121,411	$5,383,534	$1,330,500	Complies
Nathan D. Fisher	26,091	43,700	$1,069,088	$343,500	Complies
David A. McCoy(3)	17,651	33,630	$999,116	$247,861	Complies

Notes:

1.	Number of Common Shares and RSUs beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer as of March 14, 2023.
2.	Based on the higher of the closing price of the Common Shares on the NYSE of $14.50 per Common Share on March 14, 2023 or their book value at the time of acquisition or grant.
3.	Mr. Dundas, Ms. Jenson Labrie, and Mr. McCoy’s base salaries are denominated in Canadian dollars. The equity ownership requirements shown above reflect the USD equivalent based on the exchange rate in effect on March 14, 2023 of CAD $1.00 = USD $0.73.

Anti-Hedging Policy

Enerplus believes that the interests of the directors and executives should be aligned with other Shareholders. To promote this alignment, our Code expressly prohibits directors and employees, including all executives, from entering any type of hedging transaction involving Enerplus securities.

Clawback Policy

Any officer or employee who has committed fraud or another illegal act affecting Enerplus’ financial results which could cause the restatement of such results shall be required to repay any incentive-based awards and compensation paid to that individual for the financial year in question.

Additionally, Enerplus, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act provides that in the event an issuer is required to prepare an accounting restatement as a result of the material non-compliance of the issuer with any financial reporting requirement, the chief executive officer and the chief financial officer of the issuer will be required to reimburse the issuer for certain elements of such executive's compensation. In Enerplus’ case, the elements include annual bonus and PSUs. Enerplus abides by these laws. The Compensation & Human Resources Committee is assessing the impact of the final clawback rule in the Federal Register published by the U.S. Securities and Exchange Commission in 2022, and any required changes to the policy will be disclosed in the Information Circular for the year ended December 31, 2023.

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EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Executive Compensation Strategy & Philosophy

Our compensation strategy is to attract, motivate, retain and reward top North American talent while balancing risk, short term performance and long-term Shareholder value creation. In determining compensation and ensuring alignment to a pay for performance philosophy, Enerplus references corporate performance and peer group compensation, and positions executive compensation below, at or above the median based on the particular executive's role, performance, knowledge and experience. Enerplus’ compensation peer group includes Canadian and U.S. industry peer companies. The senior executive (CEO, CFO and COO) roles require U.S. specific knowledge, influence and experience, with associated role scope and span of responsibility. In consideration of this, benchmarking for all senior executives includes U.S. compensation data from organizations identified as compensation peers, regardless of the home country of the Enerplus senior executive.

All other NEOs are benchmarked relative to compensation data for their home country. Our programs are reviewed regularly against the relevant peer groups to ensure continued market competitiveness as the business continues to evolve.

Enerplus employs the following sequence when determining executive compensation and the desired outcomes of our rewards philosophy:

1 Factors we Consider		2 Executive Compensation Design		3 Executive Outcomes we Achieve		4 Business Outcomes we Deliver
▪	Corporate Performance	▪	Base Salary	▪	Attract	▪	Positive Results
▪	Individual Performance	▪	Bonus	▪	Motivate	▪	Shareholder Value Creation
▪	Scope of Role	▪	LTI	▪	Retain
▪	Time in Role and Track Record	▪	Other Compensation	▪	Reward
▪	Executive Expertise
▪	Peer Practices

Compensation Peer Group

Every year, the Compensation & Human Resources Committee approves comparator groups of companies (referred to in this Information Circular as the "Compensation Peer Groups") for the purpose of executive compensation benchmarking. Peers are selected based on comparability of operations, including geography and scope as measured by production volumes, market capitalization and annual revenues. We use different comparators to assess our relative TSR performance under our PSU plan (“Performance Peer Group”). This group consists of companies who are competitors for investors and is described below in “Schedule F: Summary of the Share Award Incentive Plan”.

The Compensation & Human Resources Committee has approved a single compensation peer group of Canadian and U.S. peers for the purposes of benchmarking CEO, CFO and COO compensation. The resulting 2022 Compensation Peer Group for these senior executives is shown below. Benchmarking for all other Named Executive Officers is based on country-specific peer data compiled by external survey providers. Mr. Fisher’s peer data reflect U.S. data, while Mr. McCoy’s primary peer comparisons are relative to Canadian data.

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EXECUTIVE COMPENSATION

2022 Compensation Peer Group

ARC Resources Ltd.	Civitas Resources, Inc.	Matador Resources Company	SM Energy Company
Baytex Energy Ltd.	Crescent Point Energy Corp.	MEG Energy Corp.	Tamarack Valley Energy Ltd.
Birchcliff Energy Ltd.	Earthstone Energy, Inc.	Paramount Resources Ltd.	Vermilion Energy Inc.
Callon Petroleum Company	Laredo Petroleum, Inc.	PDC Energy, Inc.	Whitecap Resources Inc.
Centennial Resource Development Inc.	Magnolia Oil & Gas Corporation	Peyto Exploration & Development Corp.	Whiting Petroleum Corporation
Chord Energy Corporation

Pay “At Risk”

Enerplus ensures that a meaningful portion of executive pay is "at risk" - meaning that it is aligned to performance and not a guaranteed payment. To align with our pay for performance philosophy, a significant percentage of the executives' total compensation is comprised of short and long-term incentives which link directly to corporate performance and to Enerplus’ relative TSR. For the 2022 performance year, the following table shows the mix of compensation components and demonstrates the proportion of “at risk” pay for the CEO and other Named Executive Officers relative to total compensation.

Our approach to pay “at risk” is an integral component of our pay philosophy. Enerplus executives have a proportion of compensation at risk that is broadly consistent with market practices among the peer group. The performance measures used within the short and long-term incentive plans, including the mix of long-term incentives awarded, are aligned with the Company’s corporate strategy, performance assessment, and risk management objectives.

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EXECUTIVE COMPENSATION

Executive Compensation Components

Executive Compensation Components Summary

The following table summarizes the compensation components offered to executives and illustrates the “at risk” and “not at risk” components. Further description follows this summary.

	Not at Risk Compensation		At Risk Compensation
	Base Salary	Other Compensation	Short Term Incentives	Long Term Incentives (LTI)
Description	Fixed amount of pay to compensate for daily work	Health and insurance benefits, Savings Plan, car allowance (discontinued in 2022) and parking	Lump sum cash payment provided for previous calendar year performance	LTI awards are split: 75% in PSUs and 25% in RSUs
Purpose	Compensates for executive's role, performance and background	Assists in the overall health and financial wellbeing of executives and family	Recognizes and rewards individual and corporate achievements during previous calendar year	To drive mid and long term corporate performance
Determination	Based on peer market data, performance, experience and scope of role relative to peers	Consideration given to market competitiveness in determining plan design features	Individual and corporate payout multiplier is up to 2X target where results are outstanding, and may be as low as 0X target for unacceptable levels of performance	LTI award is typically granted at target Previous years’ grants are not considered when determining new grants
Performance linkage	Salaries commensurate with executive background, role and performance	Majority of coverage is a percentage of salary	Individual portion based on achievement of individual objectives set in accordance with corporate strategy Corporate portion based on achievement of objectives approved by the Board

RSUs - Payout amounts are directly linked to share price and adjusted for dividends paid

PSUs – Payout amounts range from 0X-2X the grant amount, are linked to Enerplus’ relative three-year TSR or other Board approved metrics, and adjusted for dividends paid; payout of PSUs granted since 2021 will be capped at 1X if absolute TSR over the vesting period is negative

Performance Period	Day to Day	Day to Day	One Year	Three Years
Time of Payout	Semi-monthly	Semi-monthly	Annually	RSUs - Paid out in thirds on grant anniversaries PSUs - Vest on third year anniversary of grant

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EXECUTIVE COMPENSATION

Base Salary

Base salaries form the foundation of our total compensation package. When determining salaries for executives, Enerplus references the median of the applicable compensation peer group and sets an individual’s salary according to the executive's role, performance, knowledge and experience.

Short Term Incentives - Bonus Plan

Executives participate in an annual bonus plan, which rewards individual and corporate achievement over the previous calendar year and is a lump sum payment. The value of the bonus is calculated as follows:

Bonus target amounts are expressed as a percentage of salary with individual and corporate weightings applied according to the executive’s level of seniority within the organization. A more senior contributor has greater potential to impact corporate outcomes, so a higher proportion of their bonus is weighted to the corporate results.

	2022 Bonus Targets and Weightings
Position	Target (% of Salary)	Individual Weighting	Corporate Weighting
CEO	110%	30%	70%
SVP	75%	40%	60%
VP	50%	50%	50%

Individual performance ratings range from zero to two times the target, meaning that there is the potential to receive up to two times the individual portion of their annual bonus for outstanding performance. Executives set their individual performance goals at the outset of the year in consultation with their senior executive, or in the case of the CEO, the Board. Individual performance is then assessed by comparing achievements in the year relative to the predetermined goals. The CEO’s individual performance goals are largely reflected in the corporate performance summary and scorecard.

The corporate performance rating also ranges from zero to two times and is assessed by the Board using the corporate scorecard.

Long Term Incentives (LTI)

Executive LTI program awards are granted under the Share Award Incentive Plan and consist of 75% PSUs and 25% Restricted Share Units RSUs.

Grant targets, as a percentage of salary, were developed to achieve median positioning on total compensation. LTI targets by position are shown at right. The actual grant awarded is generally at target.

2022 LTI Targets
Position	Target (% of Salary)
CEO	575%
SVP	325%
VP	150%
PSUs – 75%	RSUs – 25%

Grants, when vested, are settled with Common Shares issued from treasury and, if previously determined by Enerplus, are subsequently sold on the TSX, and the recipients receive the cash proceeds from the sale. Alternatively, if determined by Enerplus, in its sole discretion, the grants made under the Share Award Incentive Plan may be settled in cash. In all cases, the compensation received by the executive is directly tied to Enerplus’ share price performance. Enerplus’ LTI program allows executives to participate in the success of the Company and creates a strong alignment to Shareholder interests as its value tracks Enerplus' share price performance (in the case of RSUs and PSUs) and Enerplus' relative TSR (in the case of PSUs).

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EXECUTIVE COMPENSATION

The value of LTI payouts for awards made under the Share Award Incentive Plan is calculated as follows:

The PSU performance multiplier is calculated based on Enerplus' three-year TSR percentile rank relative to the members of the Company’s performance comparator group(s) specified by the Board at the time of grant. Under the Share Award Incentive Plan, performance below the 25th percentile results in zero payout. Where multiple peer groups are used, the performance multiplier calculation will contemplate performance relative to peers from each group separately. The results are then combined using a simple average to calculate the final performance multiplier.

The relative three-year TSR results incorporate returns for organizations that were selected as performance peers at the outset of the period that subsequently were acquired, became insolvent, or otherwise ceased to trade during the second and third years of the performance period.

For PSUs granted since 2021, the plan incorporates a second performance metric, absolute TSR, as the performance multiplier will be capped at 1.0X if Enerplus’ absolute TSR over the vesting period is negative. In addition, the Board may determine, at the time of grant of any PSU awards, the method of calculation of the performance multiplier to be applicable to such PSU awards. This method will be based on TSR relative to the Performance Group plus any other metric(s) that the Board determines are appropriate at the time of grant.

Information about the Named Executive Officers' LTI awards is reflected under the "Summary Compensation Table". A summary of the Share Award Incentive Plan under which grants are outstanding as of the date of this Information Circular is contained under “Additional Information” in Schedule F of this Information Circular. This includes a listing of the organizations selected by the Board to form the performance peer groups for each of the outstanding PSU awards and the details of recent amendments to the Share Award Incentive Plan.

Savings Plan

For Canadian executives, Enerplus matches individual contributions on a one-to-one basis to a maximum of 8%. Contributions are made to a retirement savings or non-registered plan at the executive's direction.

For American executives, Enerplus contributes to a 401(k) Plan. Enerplus matches individual contributions on a one-to-one basis up to a maximum employer contribution of the lesser of 6% of cash compensation or $17,400.

For both plans, contributions are made on each pay and are immediately vested.

Benefits and Perquisites

Executives receive health and insurance benefits, wellness spending accounts, parking payments, and club memberships. During 2022, Enerplus discontinued the practice of providing executive car allowances and financial services. Perquisites provided on an ongoing basis average less than 5% of a Named Executive Officer’s total compensation. Enerplus does not have a pension plan.

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2022 Compensation of Named Executive Officers

2022 Compensation Determination

The Board approved the following compensation decisions, which are also reflected in the Executive Compensation Tables.

✓	Base salary – All of the NEOs received base salary increases in 2022. The CEO’s salary increased by 12%, while other NEO increases ranged from 1% to 9%.
✓	Bonus – NEO bonus awards for 2022 were approved and paid to the NEOs in March 2023, with consideration of a corporate performance rating for the year of 1.46. The Board awarded the CEO’s cash bonus at 156% of his individual target. Other NEO cash bonuses ranged from 131% to 161% of their respective targets.
✓	LTI grant – The grant date fair value of 2022 LTI was determined by the Board in February 2022. The actual number of LTI awards was granted based on the 20-day volume weighted share price ended December 31, 2021, which was CAD $12.57. All NEO LTI awards were granted at 100% of the executives’ respective targets.
✓	PSU payout – The 2020 PSU award vested on December 31, 2022. TSR performance was at the 51st percentile relative to Canadian peers and the 55th percentile relative to U.S. peers. This resulted in a performance multiplier of 1.12X.

These compensation decisions were made based on each Named Executive Officer's individual performance, corporate performance, market competitive compensation levels for their position, and time in and scope of role. The aggregate remuneration paid to, or earned by, all NEOs in 2022 was $10,912,577, which was 15% or $1,434,390 more than in 2021.

Short Term Incentive: 2022 Corporate Bonus Performance Assessment

Corporate Performance Measurement

The Compensation & Human Resources Committee and the Board participate with management in the annual corporate goal-setting process and evaluate performance relative to these goals throughout the year. To assess corporate performance in 2022, the Committee used a scorecard approach based on the following five performance categories: ESG, operational results, inventory growth, balance sheet and relative TSR.

Although many of the objectives are numerical in nature, the typical annual evaluation process also includes the Board’s use of informed judgment and consideration of circumstances such as macroeconomic environment, internal constraints and external factors in determining the performance rating for each category. The Board may revise the calculated corporate rating if, in its application of informed judgment, it deems a revision to be warranted.

It is the Company’s usual practice to update the scorecard at year-end to reflect changes to the capital program and these are changes are typically mechanical in nature. For 2022, the Board adjusted the internal rate of return calculation for non-operated results to align with the Company’s historical measurement methodology. The Board also considered the Company’s successful mitigation of unprecedented cost pressures relative to peers in addition to the Company’s absolute results when determining how to assess performance in the Operational Results category. In the Board's view, these changes and resulting score more accurately reflect the performance of the Company in 2022.

The corporate performance assessment results in a corporate performance rating, which is used as a multiplier to calculate a portion of an executive’s bonus award. The annual corporate performance rating scale ranges from zero to a maximum of 2.0. A rating of 1.0 generally reflects meeting the Board’s performance expectations.

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EXECUTIVE COMPENSATION

2022 Corporate Performance Summary

The table below shows the 2022 corporate scorecard and associated calculated corporate performance rating.

	Goal						2022			Category		Weighted
Performance Metric	Min		Target		Max		Result		Rating	Weight	Score	Score	Total
Environmental, Social & Governance – 25%
GHG Emissions Intensity(1)	-20%		-27.5%		-35%		-37%		2.00	40%
Produced Water Used in Completions(2)	25%		40%		50%		36%		1.00	20%
Lost Time Injury Frequency	0.20		0.15		0.05		0.06		1.90	20%	1.58	0.40
High Severity Incidents	2		1		0		1		1.00	20%
Operational Results – 40%
Operated Total Production (MBOE/D) (Annual Average)	62.0		63.6		65.2		65.6		2.00	25%
Internal Rate of Return (%)	64.0%		71.0%		79.0%		76.2%		1.65	30%
Operated Capital excl. Cap G&A ($MM)(3)	315		290		265		308		0.26	10%	1.28	0.51
Opex excl. Marcellus ($/BOE)	14.22		13.62		13.02		13.59		1.06	20%
F&D Cost Oil ($/BOE)(3)	20.75		17.75		14.75		21.13		0.00	10%			1.46
F&D Cost Gas ($/Mcf) (3)	0.75		0.55		0.35		0.55		1.00	5%
Inventory Growth – 15%
Add High Quality Inventory and/or High Margin Production	Qualitative assessment, including specific metrics examined, as described below								1.00	100%	1.00	0.15
Balance Sheet – 10%
Free Cash Flow(3) to Debt Adjusted Shares(4)	1.15		2.00		2.80		3.70		2.00	50%	2.00	0.20
Net Debt to Adjusted Funds Flow(3)	1.00	x	0.68	x	0.45	x	0.18	x	2.00	50%	2.00
Total Shareholder Return – 10%
Relative TSR (percentile) (5)	p25		p50		p75		p82		2.00	100%	2.00	0.20

Notes:

1.	Measured comparing 2022 flared volume/boe intensity for operated Fort Berthold acreage relative to 2020 levels.
2.	Measured using the percentage of total produced water used in Fort Berthold operated completion design relative to total water used.
3.	Refer to the “Non-GAAP Financial Measures and Other Financial Measures” section of this Circular.
4.	Debt adjusted shares is based on December 31, 2022 balances of net debt and shares outstanding (see “Non-GAAP Financial Measures and Other Financial Measures”).
5.	The relative TSR score is to be adjusted by +/- 0.02 for each incremental percentage in absolute return, within an absolute TSR range of +/- 25%.

The Board qualitatively assessed the inventory growth category at a target rating of 1.00. This rating was primarily influenced by quantification of the Company’s onstream locations during the year and produced volume reserves replacement performance, in addition to the Company’s successful portfolio management initiative resulting in the divestment of all of the Company’s producing Canadian assets.

The Board approved a corporate rating of 1.46 as calculated above, in January 2023.

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EXECUTIVE COMPENSATION

Long Term Incentive Awards

The Compensation & Human Resources Committee determined the LTI award for each Named Executive Officer based on individual and corporate performance and the market competitiveness of LTI awards for their position, as well as time in and scope of role.

The table below depicts the PSUs and RSUs granted to each Named Executive Officer in 2022:

Name	PSU Award(1) (#)	RSU Award(1) (#)	Total Grant Value(2) ($)
Ian C. Dundas	215,149	71,717	$2,817,699
Jodine J. Jenson Labrie	89,217	29,739	$1,168,428
Wade D. Hutchings	109,189	36,397	$1,429,997
Nathan D. Fisher	36,766	12,255	$481,502
David A. McCoy	30,032	10,011	$393,316

Notes:

1.	The actual number of PSUs and RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the twenty trading days ended December 31, 2021, which was CAD $12.5677.
2.	The total grant value reflected above is shown in USD based on the exchange rate in effect on the grant date, being approximately CAD $1.00 = USD $0.78.

Corporate Performance Relative to Executive Compensation

The graph at right illustrates Enerplus' cumulative TSR compared to the S&P/TSX Composite Index and the S&P/TSX E&P Index based on an initial investment of CAD $100 from the period of December 31, 2017 to December 31, 2022, assuming reinvestment of all dividends. This graph demonstrates how Enerplus’ shareholder returns align more closely with other E&P issuers than with the broader market represented on the S&P/TSX Composite Index. An investment in Enerplus over the period shown would have returned 32% more than an investment in the S&P/TSX E&P Index.

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EXECUTIVE COMPENSATION

As shown previously under “Pay “at Risk””, a significant component of executive compensation is LTI. Providing the majority of NEO compensation in LTI aligns their compensation outcomes with Shareholder returns and corporate performance. The illustration at the right demonstrates this alignment for Mr. Dundas, Enerplus’ CEO. The value of a $100 investment in the CEO is represented by comparison of the grant date value of compensation, as disclosed in the “Summary Compensation Table” to the actual value received by Mr. Dundas. The Shareholder returns over the same period are shown in comparison. This information is detailed in the table below.

	CEO Compensation (CAD $000s)		Value of CAD $100 Investment
Year	Awarded Compensation(1)	Realized / Realizable Compensation(2)	Time Period	CEO(3)	Shareholder(4)
2018	$4,036	$3,052	12/31/2017 – 12/31/2022	$76	$212
2019	$4,345	$5,212	12/31/2018 – 12/31/2022	$120	$244
2020	$4,241	$9,348	12/31/2019 – 12/31/2022	$220	$276
2021	$4,683	$32,350	12/31/2020 – 12/31/2022	$691	$620
2022	$5,769	$14,162	12/31/2021 – 12/31/2022	$245	$181
Average				$270	$307

Notes:

1.	Awarded Compensation shown above aligns with CAD equivalent of total amounts disclosed for Mr. Dundas in the “Summary Compensation Table”.
2.	Amounts shown under Realized / Realizable Compensation include the CAD equivalent of base salary, bonus, and all other compensation values as shown in the Summary Compensation Table. Additionally, these amounts reflect the CAD equivalent of actual realized values of LTI granted in the associated year, as disclosed in the “Incentive Plan Awards – Value Vested or Earned During the Year” table, plus for unvested awards, the CAD equivalent of outstanding LTI, as disclosed in the “Outstanding Share-Based Awards as of December 31, 2022” table.
3.	The value of the CEO’s investment reflects the ratio of Realized / Realizable Compensation relative to Awarded Compensation.
4.	The shareholder’s investment value is calculated in the same manner as shown above in the comparison of Enerplus returns to the S&P/TSX Composite Index and the S&P/TSX E&P Index for the time periods described.

On average over the period of December 31, 2017 to December 31, 2022, Mr. Dundas has realized 170% more than the expected value of the compensation that the Committee awarded him, while the Shareholder’s investment has increased by 207%. This demonstrates the significant alignment between Shareholder returns and the Company’s pay for performance philosophy.

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EXECUTIVE COMPENSATION

Executive Compensation Tables

Summary Compensation Table

Outlined below is a description of the compensation paid, payable, awarded or granted to the NEOs in 2022, 2021, and 2020. Enerplus does not have a pension plan or similar deferred compensation plans. No option-based awards have been granted since 2014.

All dollar figures shown below are in U.S. dollars. Mr. Dundas, Ms. Jenson Labrie, and Mr. McCoy are Canadian-based employees and are paid in Canadian dollars. Additionally, Mr. Hutchings’ compensation was denominated in Canadian dollars in 2020. Amounts presented have been converted to USD as described in the notes following the table.

Name and Position	Year	Salary	Share-based awards(1)	Non-equity incentive plan compensation: annual incentive plans(2)	All other compensation(3)	Total compensation
		($)	($)	($)	($)	($)
Ian C. Dundas(4)	2022	$504,477	$2,817,699	$866,792	$230,103	$4,419,071
CEO	2021	$496,280	$2,326,575	$763,278	$90,039	$3,676,172
	2020	$450,952	$2,261,047	$450,952	$89,567	$3,252,518
Jodine J. Jenson Labrie(4)	2022	$341,683	$1,168,428	$403,869	$111,085	$2,025,065
Senior Vice- President & Chief Financial Officer	2021	$336,394	$1,079,018	$379,452	$54,450	$1,849,314
	2020	$306,601	$1,048,625	$286,059	$52,781	$1,694,066
Wade D. Hutchings(5)	2022	$441,750	$1,429,997	$515,522	$65,320	$2,452,589
Senior Vice-President & Chief Operating Officer	2021	$440,000	$1,079,018	$463,320	$34,342	$2,016,680
	2020	$274,920	$1,048,625	$256,500	$132,436	$1,712,481
Nathan D. Fisher	2022	$337,000	$381,502	$270,443	$62,730	$1,151,675
Vice-President, United States Business Unit	2021	$321,000	$481,500	$227,910	$38,580	$1,068,990
	2020	$292,750	$521,997	$193,215	$38,783	$1,046,744
David A. McCoy(4)	2022	$249,556	$393,316	$162,836	$58,469	$864,177
Vice-President, General Counsel & Corporate Secretary	2021	$265,553	$393,135	$165,307	$43,036	$867,031
	2020	$247,384	$382,061	$132,350	$40,638	$802,433

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EXECUTIVE COMPENSATION

Notes:

1.	Represents the Board's determination of the fair value on the date of grant of the PSUs and RSUs awarded to the NEOs under the Share Award Incentive Plan. The actual value realized upon the vesting and payment for these awards may be greater or less than the grant date fair value indicated. See Schedule F in “Additional Information” for a summary of the Share Award Incentive Plan.

The actual number of PSUs and RSUs awarded was determined by dividing the intended CAD equivalent award amount by the volume weighted average trading price of the Common Shares on the TSX for the last twenty trading days of the preceding year.

The fair value presented for these awards is based on the estimated grant date share price fair value of the respective awards. This is consistent with the fair value used for accounting purposes.

2.	Represents the cash bonus awards earned by the NEOs for performance in the applicable year, which were determined and paid in March of the following year.
3.	Reflects payments made by Enerplus to each of the NEOs for health benefits, wellness spending accounts, car allowances, parking payments, club memberships, financial services and the Savings Plan or 401(k) matching contribution. In 2022, Enerplus discontinued the practice of providing executives with car allowances and reimbursement of certain financial advisory services. In recognition of this change, the NEOs received the following lump sum payments, which are reflected under “All Other Compensation” above:

Name	Car Allowance	Financial Advisory Services	Lump Sum Payment Value
Ian C. Dundas	$31,968	$111,000	$142,968
Jodine J. Jenson Labrie	$26,640	$31,080	$57,720
Wade D. Hutchings	$28,800	-	$28,800
Nathan D. Fisher	$27,000	-	$27,000
David A. McCoy	$19,980	-	$19,980

Excepting the lump sum payments described above, for all NEOs other than Mr. Hutchings, no perquisite represents more than 25% of the value of all perquisites reported under “All other compensation”, except for Savings Plan or 401(k) matching contributions, which represent 18% to 34% of each NEO’s total perquisites in 2022. In connection with Mr. Hutching’s acceptance of employment with Enerplus in 2020, he entered into an agreement with Enerplus to provide reimbursement for certain expenses related to relocating to the Corporation’s Denver office. Relocation amounts for Mr. Hutchings are reflected under “All other compensation” and are 69% of his total perquisites in 2020.

4.	Mr. Dundas, Ms. Jenson Labrie, and Mr. McCoy are Canadian employees paid in Canadian dollars. The amounts presented for share-based awards represent the U.S.-dollar equivalent of the Canadian dollar grant date fair value based on the exchange rate in effect on the grant date, being approximately CAD $1.00 = USD $0.78 for 2022 awards, CAD $1.00 = USD $0.78 for 2021 awards, and CAD $1.00 = USD $0.76 for 2020 awards. All other amounts represent the U.S.-dollar equivalent of the Canadian dollar based on the exchange rate in effect on December 31 of the applicable year, being CAD $1.00 = USD $0.74 for 2022, CAD $1.00 = USD $0.79 for 2021, and CAD $1.00 = USD $0.79 for 2020.
5.	Mr. Hutchings joined Enerplus as the Senior Vice President & Chief Operating Officer on February 11, 2020. All elements of his 2020 compensation, except for his share-based awards, were prorated for the portion of the year during which he was employed by the Company. While he is based in Denver, his pay was denominated in Canadian dollars for 2020 and has been converted to the U.S.-dollar equivalent of the Canadian dollar based on the exchange rate in effect on December 31, 2020 of CAD $1.00 = USD $0.79. Effective January 1, 2021, Enerplus began paying Mr. Hutchings in U.S. dollars. The grant date fair value of his share-based awards for 2021 was determined in Canadian dollars, while all other elements were paid in U.S. dollars. The amounts presented for his 2021 share-based awards represent the U.S.-dollar equivalent of the Canadian dollar grant date fair value based on the exchange rate in effect on the grant date, being approximately CAD $1.00 = USD $0.78. All of Mr. Hutchings’ 2022 compensation was determined and denominated in U.S. dollars.

66

EXECUTIVE COMPENSATION

Outstanding Share-Based Awards as of December 31, 2022

The following table includes all awards outstanding as of December 31, 2022 under the Share Award Incentive Plan, as these awards are considered "share-based awards" under applicable securities laws. There were no share-based awards that vested in 2022 that had not been paid out or distributed as of December 31, 2022.

	Share-Based Awards
Name	Number of Share-Based awards that have not vested(1)	Market or payout value of Share-Based awards that have not vested(2)
	(#)	($)
Ian C. Dundas	772,581 PSUs	$27,272,109
	223,781 RSUs	$3,949,735
Jodine J. Jenson Labrie	347,743 PSUs	$12,275,328
	100,263 RSUs	$1,769,642
Wade D. Hutchings	367,715 PSUs	$12,980,340
	106,921 RSUs	$1,887,156
Nathan D. Fisher	152,130 PSUs	$5,370,189
	44,399 RSUs	$783,642
David A. McCoy	124,225 PSUs	$4,385,143
	35,705 RSUs	$630,193

Notes:

1.	Represents the number of RSUs awarded in 2020, 2021, and 2022 and PSUs awarded in 2021 and 2022 pursuant to the Share Award Incentive Plan, and which remained outstanding as at December 31, 2022. PSUs awarded in 2020 vested on December 31, 2022. See “Incentive Plan Awards – Value Vested or Earned During the Year” below.
2.	The estimated future payouts represent Enerplus' estimate, as at December 31, 2022, of the future payout amount of such awards based on the closing price of the Common Shares on the NYSE on December 30, 2022 of $17.65 per Common Share.

For both PSUs and RSUs, the number of units vesting will be multiplied by an adjustment ratio. This adjustment ratio was set at 1.0X at the time of grant and will be cumulatively adjusted on a compounding basis to reflect the notional reinvestment of any dividends paid by Enerplus over the vesting period.

For PSUs, the estimated market or payout value reflects a relative performance multiplier (“Multiplier”) of 2.0X and 2.0X for PSUs granted in each of 2021 and 2022, respectively, and which corresponds to Enerplus achieving, on average, the 85th and 82nd percentiles, respectively, compared to its performance peer groups, in each case up to December 31, 2022. The Multiplier ranges from a minimum of 0.0X to a maximum of 2.0X. The actual amount ultimately paid to the NEOs in respect of such PSUs upon vesting may vary from the amounts indicated.

PSUs vest 100% on the applicable December 31st, which is approximately three years from the date of grant. RSUs vest as to one-third each year on the first, second and third anniversaries of the date of grant. Accordingly, PSUs granted effective January 1, 2020 vested on December 31, 2022, while none of the PSUs granted in 2021 or 2022 were vested as of that date. Two thirds of the RSUs granted in 2020 and one third of the RSUs granted in 2021 had vested and been paid out as of December 31, 2022, but none of the RSUs granted in 2022 were vested as of that date.

67

EXECUTIVE COMPENSATION

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested or were earned in 2022 for each NEO under the Share Award Incentive Plan (which are "share-based awards"), as well as the amount of non-equity incentive plan awards.

Name	Share-Based awards - Value vested during the year(1)	Non-equity incentive plan compensation - Value earned during the year(2)
	($)	($)
Ian C. Dundas	$6,533,210	$866,792
Jodine J. Jenson Labrie	$3,024,428	$403,869
Wade D. Hutchings	$2,889,799	$515,522
Nathan D. Fisher	$1,489,812	$270,443
David A. McCoy	$1,102,748	$162,836

Notes:

1.	Represents the aggregate value that the NEOs received from PSUs and RSUs granted pursuant to the Share Award Incentive Plan that vested in 2022. This includes PSUs awarded in 2020 and one-third of the RSUs granted in each of 2019, 2020 and 2021. The Common Shares underlying the vested PSUs and RSUs were sold at the prices outlined below and the cash sale proceeds were paid to the NEO.

Award Type	2022 Vest Date(s)	Vest Value (CAD)	USD Equivalent at Vest	Performance Factor
RSUs	March 1, 2022	$16.51	CAD $1.00 = USD $0.79	-
PSUs	December 31, 2022	$22.21	CAD $1.00 = USD $0.75	1.12	x

2.	Represents the cash bonus awards earned by the NEOs for 2022 performance, which were paid in March 2023. Mr. Dundas, Ms. Jenson Labrie, and Mr. McCoy’s cash bonuses were paid in Canadian dollars, and the U.S.-dollar denominated equivalent represented is based on the exchange rate in effect on December 30, 2022, being CAD $1.00 = USD $0.74.

68

EXECUTIVE COMPENSATION

Termination and Change of Control Benefits

Enerplus has employment agreements in place with each of its executives which outline the terms and conditions of their employment and compensation treatment in the event of termination, change in role or Change of Control.

Executives commit to non-solicitation and confidentiality conditions in the event of termination and, in exchange, may be eligible for severance payments and benefits. As a condition of receiving such payments and arrangements, the executive:

✓	Must execute a release that releases Enerplus from further obligations and liabilities to the executive;
✓	May not, directly or indirectly, without the consent of Enerplus, solicit for hire any employee of Enerplus for employment with another entity during the severance period;
✓	May not, directly or indirectly, acquire more than 5% of the outstanding securities of Enerplus for the duration of the severance period; and,
✓	May not engage in any non-management proxy solicitation with respect to Enerplus for the duration of the severance period or disclose proprietary information regarding Enerplus’ operations or business opportunities.

In addition to the terms of the employment agreements, the terms of the relevant LTI plans provide for accelerated vesting and/or payout of outstanding grants in certain circumstances involving termination of employment, a Change of Control or certain corporate transactions involving Enerplus. See Schedule F for additional information regarding the Share Award Incentive Plan.

Summary of Termination Provisions for Named Executive Officers

Termination Type	Salary	Bonus	LTI	Benefits and Perquisites
For Just Cause (by Enerplus) or by Executive without Good Reason (Resignation)	None	None	All unexercised, unvested or unpaid grants or awards are immediately forfeited and cancelled on termination date, per the applicable plans	Cease on termination date
Without Just Cause (by Enerplus) and no Change of Control(1)	Lump sum cash payment equal to the aggregate base salary the executive would receive during the severance period	Lump sum cash payment equal to the average of the last two years’ bonus multiplied by the severance period	In accordance with individual employment agreements, PSUs and RSUs vest upon termination date; PSUs vest with the performance multiplier calculated as of the termination date	Lump sum cash payment in lieu of benefits and perquisites for the severance period
Change of Control and Termination either Without Just Cause (by Enerplus) or For Good Reason (by Executive)	Lump sum cash payment equal to the aggregate base salary the executive would receive during the severance period	Lump sum cash payment equal to the average of the last two years’ bonus multiplied by the severance period	In accordance with the Share Award Incentive Plan, PSUs and RSUs vest upon termination date (PSUs vest with the performance multiplier calculated as of the termination date)	Lump sum cash payment in lieu of benefits and perquisites for the severance period
Death or Disability	None	None	PSUs and RSUs vest upon death or termination due to disability (PSUs vest with the performance multiplier calculated as of the termination date), per the Share Award Incentive Plan	Cease on termination date
Retirement	None	None	All remaining PSUs and RSUs continue to vest as scheduled, per the Share Award Incentive Plan (however, for “early retirement”, most recent PSU and RSU awards are pro-rated)	Limited health, dental and life insurance benefits for Canadians meeting eligibility criteria Savings Plan and perquisites cease on retirement date

Note:

1.	In the case of Messrs. Hutchings and Fisher, under the terms of the Share Award Incentive Plan and their respective executive employment agreements, only a portion of the PSUs and RSUs held by them would immediately vest and become payable on their respective termination dates in such circumstances.

69

EXECUTIVE COMPENSATION

Estimated Incremental Payments for Termination as of December 31, 2022

Based on the provisions summarized above, the following tables reflect estimated payments that would have been made to the NEOs (or in the case of death, their estates) had their employment with Enerplus terminated as of December 31, 2022. The information presented in these tables does not necessarily reconcile to the information shown in the Summary Compensation and the Outstanding Share-Based Awards Tables due to different measurement periods for the purposes of salary and LTI calculations.

Termination Without Just Cause without a Change of Control

Name	Severance Period	Salary(1)	Annual Incentive Bonus(2)	Share-Based Award Payments(3)	Benefits & Perquisites(4)	Total
	(Months)	$	$	$	$	$
Ian C. Dundas(5) (6)	24	$1,036,000	$1,138,474	$32,050,630	$135,128	$34,360,232
Jodine J. Jenson Labrie(6)	24	$685,980	$624,721	$14,424,320	$92,156	$15,826,727
Wade D. Hutchings(6)	24	$887,000	$721,315	$15,039,741	$114,214	$16,762,270
Nathan D. Fisher	18	$515,250	$315,844	$4,936,681	$85,301	$5,853,076
David A. McCoy(6)	18	$376,290	$209,433	$5,152,373	$56,096	$5,794,192

Termination Following a Change of Control Without Just Cause or For Good Reason

Name	Severance Period	Salary(1)	Annual Incentive Bonus(2)	Share-Based Award Payments(7)	Benefits & Perquisites(4)	Total
	(Months)	$	$	$	$	$
Ian C. Dundas(5) (6)	24	$1,036,000	$1,138,474	$32,050,630	$135,128	$34,360,232
Jodine J. Jenson Labrie(6)	24	$685,980	$624,721	$14,424,320	$92,156	$15,826,727
Wade D. Hutchings(6)	24	$887,000	$721,315	$15,256,343	$114,214	$16,978,872
Nathan D. Fisher	18	$515,250	$315,844	$6,322,440	$85,301	$7,238,835
David A. McCoy(6)	18	$376,290	$209,433	$5,152,373	$56,096	$5,794,192

Notes:

1.	Represents the NEO’s 2022 annual salary in effect at December 31, 2022 multiplied by the severance period.
2.	Based on the average of annual incentive bonuses received by the NEO in respect of 2020 and 2021, had such amount been received for the duration of the severance period and with no amount payable in respect of any partial year as termination was deemed to occur on December 31, 2022.
3.	Depending on the applicable executive employment agreement, either all or a portion of unvested PSUs and RSUs as at December 31, 2022 would immediately vest and be paid to the NEO. The amounts represent the estimated market value of such outstanding PSUs and RSUs based on relative performance factors estimated as of December 31, 2022, plus the monthly cash dividends or dividend reinvestment that would have been paid by Enerplus on such shares had they been outstanding as Common Shares from the date of grant. The estimated relative performance factors were 2.0X and 2.0X for PSUs that vest on December 31, 2023 and December 31, 2024, respectively.
4.	The amount payable over the severance period in lieu of perquisites including parking, health, wellness, dental, life insurance and disability programs, benefits paid under a flexible spending account, club membership dues and the Savings Plan or 401(k) matching contribution made by Enerplus to each of the NEOs.
5.	Notwithstanding the above calculation, which reflects Mr. Dundas’ December 31, 2022 base salary and a severance multiple of 24 months, had Mr. Dundas’ employment been terminated without Just Cause or For Good Reason following a Change of Control as of December 31, 2022, his total severance would have been $34,488,116. This reflects the agreement the Board made with Mr. Dundas when it reduced his severance entitlement to 24 months from 30 months. Under this agreement, the severance amounts that Mr. Dundas would receive for termination in the circumstances as above would be not less than CAD $3,293,900 plus the value of his share-based award payment.
6.	For Mr. Dundas, Mr. Hutchings, Ms. Jenson Labrie, and Mr. McCoy, any Canadian dollar amounts were converted to U.S. dollars using the exchange rate of CAD $1.00 = USD $0.74 in effect December 30, 2022.
7.	Under the Share Award Incentive Plan, all unvested PSUs and RSUs as at December 31, 2022 would immediately vest and be paid to the NEO if terminated following a Change of Control without Just Cause or For Good Reason.

70

EXECUTIVE COMPENSATION

Termination Due to Death, Disability or Retirement

The payments shown below relate exclusively to share-based award payments that would be made in accordance with the relevant incentive plan terms and “full retirement” under Enerplus’ retirement policy. No other payments would be made by Enerplus if termination were due to death, disability, or retirement.

Name	Death or Disability(1)(3)	Retirement(2)(3)
	$	$
Ian C. Dundas	$32,050,630	$31,126,611
Jodine J. Jenson Labrie	$14,424,320	n/a
Wade D. Hutchings	$15,256,343	n/a
Nathan D. Fisher	$6,322,440	n/a
David A. McCoy	$5,152,373	$5,023,389

Notes:

1.	Represents the estimated incremental payment for Share-Based awards that would have been made to an NEO by reason of death or termination due to disability on December 31, 2022.
2.	Only Mr. Dundas and Mr. McCoy were eligible to retire as of December 31, 2022. Represents the aggregate value of the Share-Based awards that they would have received upon an effective retirement date of December 31, 2022. No other NEOs were eligible to retire as at December 31, 2022 based upon the retirement criteria of a minimum of age 55 plus a minimum of five years of service with Enerplus and a combined total minimum of 65 years. Upon retirement, share awards previously granted will continue to vest in accordance with their original terms, except that the most recent RSU and PSU awards are pro-rated.
3.	Any Canadian dollar amounts were converted to U.S. dollars using the exchange rate of CAD $1.00 = USD $0.74 in effect December 30, 2022.

71

ADDITIONAL INFORMATION

Additional Information

Schedule A:	Definitions

Schedule B:	Board of Directors Continuing Education Activities

Schedule C:	Mandate of the Board of Directors

Schedule D:	Summary of Director Equity Plans

Schedule E:	Annual Responsibilities of the Compensation & Human Resources Committee

Schedule F:	Summary of Share Award Incentive Plan

Schedule G:	Securities Authorized For Issuance Under Equity Compensation Plans

72

ADDITIONAL INFORMATION

Schedule A: Definitions

"Beneficial Shareholders" means Shareholders who do not hold their Common Shares in their own name but through brokers or other intermediaries

"Board" means the board of directors of Enerplus

"BOE" means barrels of oil equivalent, with six thousand cubic feet ("6 Mcf") of natural gas converted to one barrel of oil equivalent and one barrel of natural gas liquids equivalent to one barrel of oil equivalent

"BOE/D" means barrels of oil equivalent per day

"CAD" means Canadian dollars

"Cap G&A" means capitalized general and administrative expenses

"CEO" means the President & Chief Executive Officer of Enerplus

"CFO" means the Senior Vice-President & Chief Financial Officer of Enerplus

"Chair" means the chair of the Board or of a Committee of the Board

"Change of Control" occurs upon:

(a)         the acquisition by a person of beneficial ownership of such number of voting securities of Enerplus which would entitle such person to cast 35% or more of the votes attaching to all voting securities of Enerplus which may be cast to elect directors of Enerplus;

(b)         the amalgamation, arrangement, merger, reorganization, other business combination or any other transaction involving Enerplus, unless persons who were Shareholders of Enerplus immediately prior to the implementation of such transaction own at least 65% of the shares of, or other securities that may be voted for the election of directors of, Enerplus or any resulting entity outstanding immediately after such transaction;

(c)         the sale, lease, transfer or disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of Enerplus and its subsidiaries, taken as a whole;

(d)         the liquidation of Enerplus or substantially all of its assets or the winding-up or dissolution of Enerplus;

(e)         a change in the composition of the Board as a result of a contested election of directors, a meeting of the Shareholders of Enerplus with an item of business relating to the election of directors or other transaction, with the result that the persons who were directors of Enerplus prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or

(f)         a determination by a majority of the Board, acting reasonably and in good faith, that a Change of Control has occurred or is about to occur

"Code" means the Code of Business Conduct of Enerplus

"Committee" means a committee of the Board, as the context requires

"Common Shares" or "Shares" means common shares in the capital of Enerplus

"COO" means the Senior Vice-President & Chief Operating Officer of Enerplus

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ADDITIONAL INFORMATION

"Debt Adjusted Shares" means in addition to the number of Common Shares outstanding, the number of Common Shares required to repay the net debt balance outstanding as of December 31, 2022, using the closing share price of Enerplus on the NYSE as of December 30, 2022 of $17.65

"Deferred Share Unit Plan" means the deferred share unit plan for directors effective December 31, 2010, as amended January 14, 2014; May 9, 2019; and March 1, 2023, that allows a director to elect to receive some of their annual equity compensation in DSUs

"DEIB" means diversity, equity, inclusion, and belonging

"Director RSU Plan" means the restricted share unit plan for directors dated November 6, 2019, as amended March 1, 2023, that allows a director to elect to receive some of their annual equity compensation in Director RSUs

"Director RSUs" means restricted share units granted pursuant to the Director RSU Plan

"DSUs" means deferred share units granted pursuant to the Deferred Share Unit Plan

"Enerplus" or the "Company" or the "Corporation" means Enerplus Corporation and, where the context permits, includes its subsidiaries

"ESG" means environmental, social and governance

"ESG Report" means the Company’s 2022 ESG report, which is found on the company’s website

"FBIR" means Fort Berthold Indian Reservation

"F&D costs" means finding and development costs

"For Good Reason", in the case of Enerplus executives with an executive employment agreement, includes the following events, whether or not any one of such events would, in and of itself, constitute constructive dismissal at common law:

(a)         the aggregate remuneration of the executive is materially reduced or not paid when due

(b)         Enerplus requires the executive, without the executive's agreement, to be based anywhere other than Enerplus' principal offices on a non-temporary basis

(c)         the executive is subject to a material reduction in the executive's overall responsibility

(d)         Enerplus fails to continue in effect any aspect of the executive's remuneration without providing the executive with a substantially similar level of compensation and benefits (or, where applicable, a reasonable and realistic opportunity to achieve a substantially similar level of performance-based compensation or benefits)

(e)         any failure by any successor of Enerplus to assume and agree to be bound by the provisions of the executive employment agreements

"Form of Proxy" means a form of proxy or voting instruction form, as applicable, accompanying this Information Circular

"GHG" means greenhouse gas

"GRI" means the Global Reporting Initiative

"Hugessen" means Hugessen Consulting Inc.

"IPIECA" means the International Petroleum Industry Environmental Conservation Associations

"Just Cause" means any matter that would constitute just cause for termination, at law or, where applicable, would constitute “Just Cause” as defined in the applicable executive employment agreement

74

ADDITIONAL INFORMATION

"KPMG" means KPMG LLP, Independent Registered Public Accounting Firm

"LTI" means long term incentive

"MBBL/D" means thousands of barrels of oil per day

"MBOE" means thousands of barrels of oil equivalent

"MBOE/D" means thousands of barrels of oil equivalent per day

"Mcf" means one thousand cubic feet

"Meeting" means the Annual Meeting of Shareholders to be held on May 4, 2023

"Multiplier" means the performance multiplier used to determine the proportion of PSUs vesting

"NEO" means Named Executive Officer

"Notice of Meeting" means the Notice of Annual Meeting of Shareholders accompanying this Information Circular

"NYSE" means the New York Stock Exchange

"Opex" means operating expenditures

"PDP" means proved developed producing

"Plan" or "Share Award Incentive Plan" means Enerplus' Share Award Incentive Plan dated effective February 20, 2014, as amended and restated on March 1, 2023

"PSUs" means performance share units granted pursuant to the Share Award Incentive Plan

"Proxy Deadline" means at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Meeting or any adjournment(s) thereof

"Record Date" means March 17, 2023

"Registered Shareholders" means Shareholders who hold Common Shares in their own name

"RSUs" means restricted share units granted pursuant to the Share Award Incentive Plan

"S&P/TSX E&P Index" means the S&P/TSX Oil and Gas Exploration and Production Index

"SASB" means the Sustainability Accounting Standards Board

"Savings Plan" means Enerplus' employee savings plan

"Scope 1" means greenhouse gas emissions from sources that are owned or controlled by the Company

"Scope 2" means greenhouse gas emissions that result from the generation of energy being acquired by the Company for use and consumption

"Security-Based Compensation Arrangement" generally means any compensation plan of the Company under which payouts of grants can be satisfied by Common Shares issued from Enerplus' treasury

"Share Awards" means RSU awards and PSU awards

"Shareholders" means holders of Common Shares

"SOX Act" means the U.S. Sarbanes–Oxley Act of 2002

"TCFD" means the Task Force on Climate-Related Financial Disclosures

75

ADDITIONAL INFORMATION

"TSR" means total shareholder return as described under the Company’s various compensation plans

"TSX" means the Toronto Stock Exchange

"TSX Trust" means TSX Trust Company, the registrar and transfer agent of Common Shares

"USD" means U.S. dollars

"U.S. GAAP" means U.S. generally accepted accounting principles

76

ADDITIONAL INFORMATION

Schedule B: Board of Directors Continuing Education Activities

During 2022, the Board, its committees and individual directors participated in presentations and received educational information on a variety of topics, including those outlined below. All directors attended all of the internal technical sessions provided by management, while other sessions were attended by a subset of directors depending on their interests and areas of expertise.

Topic (Presenter)

Audit, Cyber Security, Finance and Risk Management

✓  4th Quarter Accounting and Tax Update (KPMG)

✓  An evolving risk landscape-What audit committees need to know (Deloitte)

✓  Corporate Reporting: How the Landscape is Changing (Globe and Mail)

✓  Cyber Risk Oversight – Transforming the Board Agenda from Cybersecurity to Cyber Resilience (Institute of Corporate Directors)

✓  Privacy & Cybersecurity: Key Issues and Current Enforcement Priorities (National Association of Corporate Directors)

✓  Review of Year-end Audit Committee Issues (PriceWaterhouse Coopers)

✓  Virtual Summary (KPMG)

✓  What to expect: Canadian Regulatory Updates (Validere)

✓  What to expect: Canadian Regulatory Updates; New and potential regulations and reporting standards for Canadian Energy Companies (Validere)

Economy, Industry and Markets

✓  2022 Lessons Learned, 2023 Macro Outlook (Pickering Energy Partners)

✓  2023 Economic Outlook (Calgary Economic Development)

✓  Distinguishing Value Trap From Value Opportunity (Veriten)

✓  Economic Outlook (Deloitte)

✓  Energy Enforcement Insider: Inflation Reduction Act – Key Energy Market Highlights (Bakker Botts)

✓  Energy Security is Back On The Table (Veriten)

✓  Energy War in Europe (ARC Energy Research Institute)

✓  In The Zone of the Unknown – Governing in Challenging Times Part I (KPMG)

✓  Leading In A Big Way: The Future of Small Modular Reactors in Canada (ARC Energy Research Institute)

✓  New in 2022: Top Trends for the Canadian and Global Energy Industry (Tudor Pickering Holt & Co)

✓  North American Energy Team Outlook: Opportunities & Challenges (TD Securities Inc.)

✓  Oilfield Services Capacity: Hitting The Limits? (ARC Energy Research Institute)

✓  Planning for Growth: Private Company Strategies for Accessing Capital in Today’s Volatile Market (National Association of Corporate Directors)

✓  Q4 2022 Economic Update with Stephen Poloz (Osler, Hoskin & Harcourt LLP)

✓  Quarterly Commodity Price Outlook (Scotiabank)

✓  The 'Columbia' Or The 'Chicago' School Of Thought On Energy Today (Veriten)

✓  The Energy Equation: Policy, Security, Profits (Tudor Pickering Holt & Co)

✓  The Next Age of Uncertainty: An Interview with Former Bank of Canada Governor Stephen Poloz (ARC Energy Research Institute)

✓  The World of $100 + Oil (Pickering Energy Partners)

Environmental, Social and Governance

✓  50/50 Women on Boards: What the Board Needs to Know about Blockchain (National Association of Corporate Directors)

✓  A Corporation Purpose: Values and Value Creation (National Association of Corporate Directors)

✓  Alberta’s $90B Carbon Capture & Storage Opportunity (ARC Energy Research Institute)

✓  At The Helm Of Creating Prosperity Around The World (Veriten)

✓  Board Oversight of ESG: 2022 Proxy Season Takeaways (Hugessen Consulting Inc.)

✓  Board’s Role in Sustainability (Board Ready Women: H. Bank Jorgensen, CEO Competent Boards)

✓  CEOs (not) speaking out: Pitfalls and Imperatives (KPMG)

✓  Climate Change and the Private Sector (Deloitte)

✓  Code of Ethics Training (Altagas)

✓  Code of Ethics Training & Insider Trading Training (GranTierra Energy)

✓  Culture in the Board Room (Board Ready Women (Panelist))

✓  Developments in ESG-Global and Local Perspectives (KPMG)

✓  Director Series: The CEO Lessons Learned Series (Tudor Pickering Holt & Co)

✓  Energy Transition (Canadian Society of Petroleum Geologists)

✓  Energy Transition in the Middle East (ARC Energy Research Institute)

✓  ESG Governance (University of Toronto)

✓  ESG Seminar (Hugessen Consulting Inc.)

✓  ESG Update – Parts 1,2 (Hugessen Consulting Inc.)

✓  Following the Ethical Road: A Guide to Navigating Internal Investigations (National Association of Corporate Directors)

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ADDITIONAL INFORMATION

Topic (Presenter)

Environmental, Social and Governance (Continued)

✓  How The Economics of Carbon Management Impacts Our Energy Future (Gilbert Lausten Jung)

✓  Innovation, Technology and ESG: Effective Board Oversight (National Association of Corporate Directors)

✓  Leading your Climate Action Plan (Inst of Corporate Directors)

✓  MSCI ESG Research Review (MSCI)

✓  NATIONAL ASSOCIATION OF CORPORATE DIRECTORS Summit 2022 (National Association of Corporate Directors)

✓  National Conference: Governing With Courage (Institute of Corporate Directors)

✓  New Canadian Clean Energy Incentives and COP 27 (ARC Energy Research Institute)

✓  Path to Net Zero: Getting Your Boardroom Comfortable with a Climate Emissions Target (Institute of Corporate Directors)

✓  Reciprocity of Relationships – Our Indigenous Journey Continues (Institute of Corporate Directors)

✓  Renewable Fuels & Hydrogen (Tudor Pickering Holt & Co)

✓  Roundtable Discussion on Energy Transition/ESG (Spencer Stuart)

✓  SASB Standards Q4 Briefing (SUSTAINABILITY ACCOUNTING STANDARDS BOARD)

✓  Say on Climate (Canadian Coalition for Good Governance)

✓  Shareholder Activism on the Rise: What Board’s need to know (Board Ready Women)

✓  Sustainability in the Spotlight: Board ESG Oversight and Strategy (Spencer Stuart)

✓  Sustainable Finance Update: Q4 2022 (Moody’s)

✓  TD Global Clean Technology & Energy Transition (TD Securities Inc.)

✓  The Board’s Role in Navigating Climate Change (National Association of Corporate Directors)

✓  The ESG Report Just Got Merged Into the 10-K (Veriten)

✓  The Growing Anti-ESG Movement (ARC Energy Research Institute)

✓  The SEC Climate Proposal: Part 1 (KPMG)

✓  The zone of the unknown cont’d: Governing in challenging times Part I (KPMG)

✓  What all Directors Need to Prepare for the Transition to Net Zero (Institute of Corporate Directors, BC Chapter)

✓  Why The Number One Global ESG Goal Should Be Energy Surplus (Veriten)

✓  You Can Have Both Fossil Fuels AND Climate Progress (Veriten)

Human Resources and Compensation

✓  2021 Legal Year in Review: Overview of Significant Developments (Osler, Hoskin & Harcourt LLP, Hoskin & Harcourt)

✓  2022 Diversity Disclosure Practices (Osler, Hoskin & Harcourt LLP)

✓  2022 Executive Compensation Trends (Hugessen Consulting Inc.)

✓  2022 Proxy Review (Hugessen Consulting Inc.)

✓  Adapting your benefits strategy to a tight labour market and rising inflation (Willis Towers Watson)

✓  CEO Succession (Korn Ferry)

✓  CEO Succession and Best Practices and the Role of the Board (Korn Ferry)

✓  Creating Clarity in Incentive Strategy in an Uncertain Business Environment (National Association of Corporate Directors)

✓  Crossrail Leadership Lessons Learned (Tudor Pickering Holt & Co)

✓  Cultural Sensitivity (BIPOC Executive Search)

✓  Equipped for Uncertainty: Executive Pay Programs and Governance to Offset a Riskier Future (Willis Towers Watson)

✓  Executive Compensation (BIPOC Executive Search)

✓  Executive Compensation and Related Governance (Hugessen Consulting Inc.)

✓  Executive Compensation: Change on the Horizon (Willis Towers Watson)

✓  Leadership for a Sustainable Future (Russell Reynolds & McKinsey)

✓  Moving Forward Into The Future of Work (Institute of Corporate Directors)

✓  Pay vs Performance Guidance is Finalized: What Compensation Committees Must Do (National Association of Corporate Directors)

✓  Proxy Review and Emerging Compensation Topics (Hugessen Consulting Inc.)

✓  Resilient Executive Incentive Plan Strategies (Meridian Compensation Partners)

✓  Systemic Racism (BIPOC Executive Search)

✓  The Board’s Role in CEO Transitions (Hugessen Consulting Inc.)

✓  Unconscious Bias (BIPOC Executive Search)

✓  Universal Proxy Card (Spencer Stuart)

✓  Winning the Talent War Post COVID-19 (Women in Energy)

✓  Women in Leadership: Career Growth and Transitions in Times of Crisis (Blakes)

✓  Women, Work and Financial Wellness – How organizations can help bridge the gap (Globe and Mail)

Technical Sessions

✓ Digital Technology Vision & Strategy (Enerplus) ✓ Drilling and Completions (Enerplus) ✓ Flowback and Emissions Management (Enerplus) ✓ Onstream Performance (Enerplus)

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ADDITIONAL INFORMATION

Schedule C: Mandate of the Board of Directors

The primary responsibility of the Board is to supervise the management of Enerplus to ensure its long-term success and to maximize Shareholder value. Any responsibility which has not been delegated to management remains with the Board.

Composition

The Board shall be composed of a minimum of seven directors and a maximum of fifteen directors. Except as set out in the By-Laws of the Corporation, Board members will be elected at the annual meeting of the Shareholders and will serve until their successors are duly appointed. A majority of the directors will be independent. The Board shall endeavor to always have the right mix of members who, in aggregate, have the experience and competencies necessary to discharge its responsibilities.

Meetings

The Board shall meet at least six times yearly and as deemed necessary in order to carry out its duties effectively. The Board shall also retain independent advice, as required. The presence in person, virtually, or by telephone of a majority of the Board’s members shall constitute a quorum for any meeting of the Board. All actions of the Board will require the vote of a majority of its members present at a meeting of the Board at which a quorum is present.

Duties and Responsibilities

The Board is charged with the overall stewardship of the Corporation and oversees the business of the Corporation and its management. The Board’s responsibilities include:

1.           Management Selection, Retention and Succession

▪	Select, appoint and, if necessary, terminate the employment of the CEO
▪	Approve the appointment of the Chair of the Board as recommended by the Corporate Governance & Nominating Committee
▪	Approve the list of directors standing for election, committee leadership and memberships as recommended by the Corporate Governance & Nominating Committee
▪	Review its charter annually and recommend changes to the Board when necessary
▪	Annually appoint directors to the following committees:
a)	The Audit & Risk Management Committee
b)	The Compensation & Human Resources Committee
c)	The Corporate Governance & Nominating Committee
d)	The Reserves, Safety & Social Responsibility Committee

and delegate to such committee’s specific responsibilities, pursuant to their respective mandates, as approved by the Board.

▪	At the Board’s discretion, appoint any other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board
▪	Approve compensation programs for senior management, as recommended by the Compensation & Human Resources Committee
▪	Assess the CEO’s annual performance against corporate objectives approved by the Board
▪	Assess, annually, the effectiveness and the performance of the Board, its committees and directors in fulfilling their responsibilities
▪	Approve directors’ compensation, as recommended by the Compensation and Human Resources Committee
▪	Hold an in-camera session of the independent members of the Board at each Board meeting

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ADDITIONAL INFORMATION

2.            Strategy

▪	Review and approve the corporate objectives developed by the CEO
▪	Review, adopt and monitor the Corporation’s strategic plan
▪	Monitor the Corporation’s performance as compared to its approved strategic plan
▪	Adopt, annually, a strategic plan for the Corporation to maximize Shareholder value
▪	The Board may, under appropriate circumstances, engage in Shareholder outreach activities

3.            Enterprise Risk Oversight

▪	Ensure policies and processes are in place for the identification of principal business risks, including material ESG issues
▪	Review and approve risk management strategies

4.           Corporate Ethics and Integrity

▪	Review and monitor the Corporation’s Code of Business Conduct and disclose any waivers of that code for officers and directors
▪	Review and respond to potential conflict of interest situations
▪	Approve corporate policies and other corporate protocols and controls
▪	Approve the Corporation’s policy on public disclosure
▪	Review, annually, the Board and its committee mandates and amend as deemed necessary

5.            Financial Responsibilities

▪	Approve the annual audited financial statements of the Corporation as recommended by the Audit & Risk Management Committee
▪	Approve the quarterly interim financial statements of the Corporation, as recommended by the Audit & Risk Management Committee
▪	Recommend to the Shareholders the appointment of the Corporation’s external auditors, as recommended by the Audit & Risk Management Committee
▪	Review and approve the Corporation’s operating budget
▪	Review, as deemed necessary, approval authorities of the CEO and senior management
▪	Approve financial commitments in excess of delegated approval authorities
▪	Review and approve any material acquisitions, divestments and corporate reorganizations
▪	Assess and approve any material securities offerings, financing or banking arrangements

Timetable

The Board’s Annual Work Plan may be amended, from time to time, by the Board.

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ADDITIONAL INFORMATION

	J	F	M	A	M	J	J	A	S	O	N	D
Business Matters
▪ Approve Capital and Operating Budgets											✓
▪ Review Operations		✓			✓			✓			✓
▪ Review Enterprise Risks (including ESG Material Issues)					✓						✓
▪ Review Acquisitions and Divestments		✓			✓			✓			✓
▪ Review Business Development Overview					✓
▪ Approve Quarterly Dividend		✓			✓			✓			✓
▪ Attend Strategic Planning Session					✓
▪ Receive Report on Strategic Planning Session											✓
▪ Attend Field Visit					✓
Financial Matters
▪ Approve Audited Financial Statements		✓
▪ Approve Interim Financial Statements					✓			✓			✓
▪ Approve Appointment of External Auditors		✓
▪ Approve Appointment of a minimum of one Financial Expert to serve on the Audit & Risk Management Committee at all times		✓
▪ Receive Statements of Compliance for:
- Insurance Premium Payments		✓
- Employee Payroll Withholding Taxes and Deductions		✓
Compensation and Human Capital Management Matters
▪ Complete CEO Performance Assessment Survey	✓
▪ Review CEO Performance Assessment	✓
▪ Approve CEO Annual Compensation	✓
▪ Approve Corporation Annual Performance Bonus Score	✓
▪ Approve NEO Annual Compensation		✓
Governance Matters
▪ Receive Statement of Compliance for Code of Business Conduct		✓
▪ Receive Reports from Committee(s)		✓			✓			✓			✓
▪ Approve Annual Meeting Matters: Notice of Annual Meeting, Information Circular and form of Proxy			✓
▪ Approve the Annual Information Form		✓
▪ Approve list of Directors for Re-election, Board and Committee Leadership & Memberships					✓
▪ Approve Board Mandate and Committee Charters											✓
▪ Complete Board Effectiveness Survey & Assessment	✓
▪ Review of results of Board Effectiveness Survey & Assessment		✓
▪ Hold an in-camera session of the independent members of the Board	At every meeting.

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ADDITIONAL INFORMATION

Schedule D: Summary of Director Equity Plans

Deferred Share Unit Plan

Directors who have elected to be paid all or a portion of their annual equity retainer in DSUs receive their awards effective the first day of each calendar year. The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the portion of the director's annual equity retainer that they elected to be paid in the form of DSUs by the volume weighted average trading price of the Common Shares on the TSX for the last twenty trading days of the preceding calendar year. The DSUs vest immediately but are not paid until after such time that a director ceases to be a director of Enerplus.

When a director ceases to serve on the Board for any reason, the director will receive a cash payment for each DSU held by the director. The amount of the payment for each DSU will be determined based on the volume weighted average trading price of the Common Shares on the TSX for the ten trading days immediately preceding the valuation date. The amount of the payment will be determined and paid on either the director’s termination date or, at the director’s election, on up to three separate future dates of the director’s choosing, none of which can be later than December 31 of the calendar year following the year in which the director ceased to serve on the Board.

In either case, a director cannot elect to defer their payment to a date later than the date on which the director ceased to serve on the Board if the reason for the director’s departure from the Board is the acquisition by a person (or one or more persons acting jointly or in concert) of more than 50% of the Common Shares.

The plan was amended in 2014 to align the treatment of dividends with other LTI plans of Enerplus. For DSUs granted prior to 2014, upon payout the director receives a cash payment equal to the value of dividends, if any, that would have been paid on the DSUs if they were outstanding as Common Shares from the date of grant. For DSUs granted in or after 2014, the number of DSUs held by a director is increased each month, based on dividends earned on those DSUs during the month, on a compounding basis.

Director RSU Plan

Directors may elect to receive all or a portion of their equity retainer in Director RSUs issued under the Director RSU Plan. This plan is a phantom equity plan that settles underlying awards in cash and does not result in the issuance of treasury shares. Each Director RSU awarded entitles the holder to a cash payment equal to the value of one Common Share at the time of vesting. Director RSUs vest in three tranches: one third on each of the first, second and third anniversary dates of the date of grant. The value of each payment is calculated based on the number of Director RSUs vested at such date, including those obtained through the notional reinvestment of dividends, multiplied by the volume weighted average trading price of the Common Shares on the TSX for the ten trading days immediately preceding the vesting date.

When a director ceases to serve on the Board for any reason, the director will receive a cash payment for each outstanding Director RSU held by the director, whether vested or not as at such date, as follows:

▪	If the director is a U.S. resident, the amount of the payment will be determined and paid on the director’s termination date.
▪	If the director is a Canadian resident, the payment amount will be determined and paid on either the director’s termination date or, at the director’s election, on up to three separate future dates of the director’s choosing, none of which can be later than December 31 in the third calendar year following the calendar year in which the Director RSUs were granted.

In either case, a director cannot elect to defer his or her payment to a date later than the date on which the director ceased to serve on the Board if the reason for the director’s departure from the Board is the acquisition by a person (or one or more persons acting jointly or in concert) of more than 50% of the Common Shares.

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ADDITIONAL INFORMATION

Schedule E: Annual Responsibilities of the Compensation & Human Resources Committee

On an annual basis, the Compensation & Human Resources Committee is responsible for the following activities related to executive and employee compensation, succession planning and talent management.

	J	F	A	N	D
Non-Executive Compensation
▪ Approve annual staff salary increase budget	✓
▪ Review high level benchmark data analysis	✓
Executive Compensation
▪ Review compensation peer group(s) and benchmark data			✓
▪ Recommend to the Board the CEO’s salary increase, bonus, and annual LTI award	✓	✓
▪ Review and recommend to the Board proposed SVP and VP salary increases, bonuses and annual LTI awards	✓	✓
CEO Performance Evaluation
▪ Finalize format and content of evaluation	✓			✓
▪ Receive the CEO’s self-assessment (provided to the full Board)	✓			✓
▪ Distribute the CEO Performance Assessment Questionnaire					✓
▪ Review the Board’s feedback on CEO	✓
▪ Review for Board approval CEO personal goals for new year	✓	✓
Annual Bonus Administration
▪ Confirm annual corporate objectives, performance metrics, and performance management process for the new year	✓
▪ Review forecast of the corporate performance score			✓	✓
▪ Review for Board approval the annual corporate performance score and resulting aggregate bonus pool	✓
Director Compensation
▪ Review and Recommend Director Compensation				✓
Equity Administration (LTI)
▪ Review current state of outstanding LTI grants (PSU multipliers)				✓
▪ Confirm grant approach for the upcoming year				✓
▪ Review PSU payout multiplier for grant vested Dec. 31 (approval required only if “survivor bias” discretion is used)	✓			✓
▪ Approve PSU performance peers and metrics	✓			✓
▪ Review and approve aggregate planned annual LTI awards	✓	✓
▪ Approve quarterly grant dates for the new year	✓
Human Resources Policies & Practices
▪ Oversee assessment of risk relating to compensation philosophy, policies, and practices		✓
▪ Review HR strategies and policies (including Diversity)	✓	✓	✓	✓
▪ Review succession and development plans for all executives		✓	✓
ESG Material Issue – Culture
▪ Review and approve targets that advance the Culture Material Issue		✓
▪ Monitor performance of the “culture journey” against the stated targets	✓		✓	✓
Information Circular
▪ Review outreach, institutional advisor reports, and any other governance updates	✓	✓	✓	✓
▪ Review draft Compensation Discussion & Analysis section of the circular				✓
Review Committee Charter & Work Plan				✓
Hold an in-camera session of the independent members of the Committee	✓	✓	✓	✓

The Committee’s charter is available on Enerplus’ website at www.enerplus.com.

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ADDITIONAL INFORMATION

Schedule F: Summary of the Share Award Incentive Plan

Background

The Share Award Incentive Plan (the "Plan”) was approved by Shareholders and implemented in February 2014 to replace Enerplus' previous LTI plans. Since the adoption of the Plan, Enerplus has not made and does not intend to make any further grants of awards to its executives or employees under the previous LTI plans.

The Plan governs the annual granting of Share Awards in the form of either or both RSUs and PSUs to executives and employees for greater alignment of interests between Enerplus and Shareholders.

Vesting and Expiry

RSU

Each RSU awarded entitles the holder to one Common Share at the time of vesting. Except in certain circumstances, RSUs vest in three tranches: one third on each of the first, second and third anniversary dates of the date of grant.

PSU

Each PSU awarded entitles the holder to one Common Share at the time of vesting. Except in certain circumstances, PSU awards vest in their entirety at the end of a three-year performance period.

Dividends

Share Awards accrue dividends starting from the date of grant that are notionally reinvested on a compounding basis using the five-day volume weighted average price preceding the dividend payment date.

Payout

Common Shares payable to a holder upon vesting of a Share Award may be issued from Enerplus' treasury. On or prior to the payout date, if determined by Enerplus, in its sole discretion prior to the relevant payment date, these Common Shares will automatically be sold on the TSX by a broker, dealer or plan administrator without any discretion exercised or instructions provided by the holder. Each holder will then be paid a cash amount, based on the average sale price received from all Common Shares sold on behalf of the Plan participants in respect of that payout date. However, Enerplus may elect to instead pay to the holder an amount in cash equal to the aggregate fair market value of the Common Shares to which the holder is entitled under their Share Awards in lieu of issuing treasury Common Shares. In this case, the fair market value payable to the holder is based on the five- or twenty-day volume weighted average trading price of the Common Shares on the TSX for the period ending one business day prior to the vesting date, for RSUs and PSUs, respectively.

RSU

The value of payment is calculated based on the number of vesting RSUs, including those obtained through the notional reinvestment of dividends, multiplied by the fair market value of the Common Shares.

PSU

The value of payment is calculated based on the number of vesting PSUs, including those obtained through the notional reinvestment of dividends, multiplied by the fair market value of the Common Shares multiplied by the performance multiplier (the “Multiplier”).

The Multiplier ranges from 0.0X to 2.0X and is determined based on Enerplus’ relative TSR over the performance period as compared to a group of industry peers (“Performance Group”). If the percentile rank is less than 25, the Multiplier is zero, and if the percentile rank is equal to or greater than 75, the Multiplier is two. Where the percentile rank is between those numbers, the Multiplier will be determined by linear interpolation between the two nearest values.

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ADDITIONAL INFORMATION

The Performance Group is specified by the Board at the beginning of each performance period. The following shows the organizations selected by the Board to form the performance peer groups for each of the 2020, 2021 and 2022 PSU awards. The Board selected these organizations based on comparability of market capitalization, assets, and/or geography of operations. The performance multiplier calculation will contemplate performance relative to peers from each country separately. The results are then combined using a simple average to calculate the final performance multiplier.

	Performance Group				Performance Group
Canadian Comparators	2020	2021	2022	U.S. Comparators	2020	2021	2022
Advantage Oil & Gas Ltd.	✓	✓		Antero Resources Corporation	✓	✓	✓
ARC Resources Ltd.	✓	✓	✓	Bonanza Creek Energy, Inc.	✓	✓
Athabasca Oil Corporation			✓	Cabot Oil & Gas Corporation	✓	✓
Baytex Energy Corp.	✓	✓	✓	Callon Petroleum Company	✓	✓	✓
Birchcliff Energy Ltd.	✓	✓		Chesapeake Energy Corporation	✓
Cardinal Energy Ltd	✓		✓	Chord Energy Corporation (previously, Oasis Petroleum Inc.)	✓	✓	✓
Crescent Point Energy Corp.	✓	✓	✓	Cimarex Energy Co.	✓	✓
Kelt Exploration Ltd.	✓	✓	✓	Civitas Resources, Inc.			✓
NuVista Energy Ltd.	✓	✓	✓	Continental Resources, Inc.		✓
Paramount Resources Ltd.	✓	✓	✓	Denbury Inc.		✓	✓
Peyto Exploration & Development Corp.	✓	✓		Devon Energy Corporation	✓	✓
Pipestone Energy Corp.			✓	Diamondback Energy Inc.		✓
Seven Generations Energy Ltd.	✓	✓		EQT Corporation	✓	✓
Spartan Delta Corp.		✓	✓	Extraction Oil & Gas Inc.	✓
Storm Resources Ltd.		✓		HighPoint Resources Corp.	✓
Surge Energy Inc.	✓	✓		Laredo Petroleum, Inc.	✓	✓	✓
Tamarack Valley Energy Ltd.	✓	✓	✓	Magnolia Oil & Gas Corporation		✓	✓
TORC Oil & Gas Ltd.	✓	✓		Marathon Oil Corp.		✓	✓
Tourmaline Oil Corp.	✓	✓		Matador Resources Company	✓	✓	✓
Vermilion Energy Inc.	✓	✓	✓	Northern Oil & Gas, Inc.		✓	✓
Whitecap Resources Inc.	✓	✓	✓	Ovintiv Inc.	✓	✓	✓
				Parsley Energy Inc.	✓	✓
				PDC Energy, Inc.	✓	✓	✓
				Permian Resources Corp. (previously, Centennial Resource Development Inc.)	✓	✓	✓
				QEP Resources, Inc.	✓	✓
				Range Resources Corporation	✓	✓	✓
				SM Energy Company	✓	✓	✓
				Southwestern Energy Company	✓	✓
				Whiting Petroleum Corporation	✓	✓	✓
				WPX Energy, Inc.	✓	✓

Any peer organization that trades for a minimum of 12 of the 36 months in the vesting period is included in the relative performance evaluation.

For PSU awards granted since 2021, the plan caps the Multiplier at 1.0X if Enerplus’ absolute TSR over the vesting period is negative. In addition, the Board may determine, at the time of grant of any PSU awards, the method of calculation of the Multiplier to be applicable to such PSU awards. This method will be based on TSR relative to the Performance Group plus any other metric(s) that the Board determines are appropriate at the time of grant.

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ADDITIONAL INFORMATION

The Common Share price used at the beginning of the performance period to determine the TSR of Enerplus and the Performance Group is based on the final twenty trading days prior to the commencement of the performance period. As such, the starting Common Share price for a PSU award aligns with the ending Common Share price of the vesting PSU.

Pool (Shareholder Approved Treasury Reserve)

The Plan provides that the number of Common Shares reserved for issuance from Enerplus’ treasury pursuant to the Plan shall not exceed 4.5% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at any time. Additionally, the Plan provides that the number of Common Shares reserved for issuance from treasury under the Plan plus the number of Common Shares reserved for issuance pursuant to grants under any other Security-Based Compensation Arrangement shall not exceed 10% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time. A "Security-Based Compensation Arrangement" generally means any plan under which Common Shares can be issued from Enerplus' treasury.

As the number of Common Shares that may be issued upon the vesting of RSUs (due to accumulated notional dividends from the date of grant) and PSUs (due to accumulated notional dividends and the application of the Multiplier) may be higher than the number of RSUs or PSUs, as applicable, granted and outstanding, it is possible that the number of Common Shares issuable upon vesting of RSUs and PSUs at a particular time, plus the number of RSUs and PSUs that remain issued and outstanding at such time, could exceed 4.5% of the number of then outstanding Common Shares. Until such RSUs or PSUs vest, there is significant uncertainty as to the number of Common Shares ultimately issuable upon the vesting of such RSUs or PSUs. However, once such Common Shares are issued upon vesting, the number of Common Shares available for subsequent issuance under the Share Award Incentive Plan will still only be the 4.5% limit described above.

The 4.5% limit is an evergreen provision whereby, following the expiration, cancellation or other termination of any Share Awards under the Share Award Incentive Plan (including upon the vesting and payout of Share Awards), a number of Common Shares reserved for issuance under the Share Awards which have expired, been cancelled or terminated will automatically become available for issuance in respect of new Share Awards that may subsequently be granted under the Plan, up to the 4.5% maximum limit. As the Plan does not have a fixed maximum number of Common Shares reserved for issuance under the Plan, the TSX requires that the approval of all unallocated Share Awards under the Plan be sought by Enerplus every three years from a majority of the Shareholders.

The aggregate number of Share Awards granted to any individual under the Plan or any other Security-Based Compensation Arrangement of Enerplus shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis). In addition, the number of Common Shares issued within a one-year period and issuable at any time to insiders of Enerplus as a whole under the Plan or any other Security-Based Compensation Arrangement of Enerplus, shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis).

As of December 31, 2022, an aggregate of 4,963,768 Share Awards (2,705,566 PSUs and 2,258,202 RSUs) were issued and outstanding, representing 2.3% of the issued and outstanding Common Shares, which entitle the holders to receive an aggregate number of Common Shares (assuming a Multiplier of 1.0X applicable to outstanding PSUs and without including any additional Common Shares that may be issuable due to the accumulation of dividends on the Common Shares). See “Payout” above for the description of Multipliers.

As of December 31, 2022, an aggregate of 4,819,229 Common Shares were available for issuance for future grants of RSUs and PSUs under the Share Award Incentive Plan, representing 2.2% of the issued and outstanding Common Shares. See Schedule G, Note 2 for additional information.

The aggregate potential dilution of all issued and outstanding Share Awards authorized for issuance under the Share Award Incentive Plan is currently 4.5% of the total issued and outstanding Common Shares from time-to-time. The burn rate (“Burn Rate”) shows how rapidly a company is using its shares reserved for equity compensation plans. The Burn Rate is calculated by dividing the number of Share Awards granted, net of cancellations, in a given year by the weighted average issued and outstanding Common Shares in the same year. The following table summarizes the Company’s three-year annual and average Burn Rate in respect of the Share Award Incentive Plan.

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ADDITIONAL INFORMATION

Year	Share Awards Granted[1] (#)	Weighted Average Common Shares Outstanding for the Year Ended December 31 (#)	Burn Rate
2022	1,655,123	233,945,633	0.7%
2021	4,228,642	251,909,349	1.7%
2020	2,194,964	222,502,606	1.0%
Average Three-Year Burn Rate:			1.1%

Note:

1.	Share Awards granted in the year noted. Does not reflect any cancellations.

Recent Amendments to the Share Award Incentive Plan

At its February 23, 2023 Board meeting, the Board approved the following amendments to the Share Award Incentive Plan, which are effective March 1, 2023.

▪	In the event that a holder of Share Awards is terminated by Enerplus without Just Cause and there has not been a Change of Control, the number of that holder’s Share Awards is reduced based on the proportion of the vesting period for each Share Award (i.e., each one-third tranche in the case of RSUs and each Performance Period on the case of PSUs) not completed as of the holder’s termination date, and the vesting date for all remaining Share Awards shall be accelerated to the date of the holder’s termination, based on the Common Share price and performance criteria in effect as of the termination date;
▪	the definition of "Retirement" was replaced with definitions of "Early Retirement" and "Full Retirement" (in each case as determined by Enerplus in accordance with its internal retirement or similar policies), and the provision for payment by Enerplus in the case of a holder's retirement was amended to provide for (i) continued vesting of the full amount of all outstanding Share Awards in accordance with the terms of the original grant in the case of Full Retirement, and (ii) pro ration and reduction of unvested and unpaid Share Awards that comprise the most recent grant of such awards to the date of retirement in the case of the holder's Early Retirement; and,
▪	a provision was added to require an executed release from a holder as a condition to Enerplus paying the holder any amounts in the case of a termination (i) without Just Cause by Enerplus where there has not been a Change of Control, or (ii) upon a Change of Control, either without Just Cause by Enerplus or For Good Reason by the holder.

The administrative nature of these amendments did not require Shareholder approval under the terms of the Share Award Incentive Plan or applicable regulatory requirements. Capitalized terms used in the preceding paragraph, but not otherwise defined there, are set forth in Schedule A of this Information Circular. These amendments are reflected in the disclosure in this Schedule F and elsewhere in this Information Circular.

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ADDITIONAL INFORMATION

Termination Provisions

The table below summarizes the treatment of outstanding Share Awards under the terms of the Share Award Incentive Plan upon the termination of a holder’s employment with Enerplus, unless otherwise determined by the Board or otherwise provided in a holder’s grant agreement or executive employment agreement.

Termination Type
Without Just Cause (by Enerplus) and no Change of Control	The number of a holder’s outstanding Share Awards shall be reduced on a pro rata basis based on the proportion of the applicable award’s vesting period completed as of the holder’s termination date. The awards eliminated as a result of such reduction shall be cancelled without any payment. The remaining outstanding Share Awards shall vest (and the end of the performance period applicable to outstanding PSU awards shall be deemed to have occurred on the effective date of the termination) and payment shall be made in cash within 31 days of the termination date, with the amount of the cash payment calculated on the basis of Enerplus’ share performance up to the termination date and based on the fair market value of the Common Shares at such time.

(Note that pursuant to Enerplus’ executive employment agreements, if an executive officer’s employment with Enerplus is terminated without Just Cause, the vesting and payment of Share Awards will be accelerated, either in whole or in part depending on the executive officer, pursuant to the terms of their executive employment agreement.)
Change of Control and Termination either (i) by Enerplus without Just Cause, or (ii) by the Holder For Good Reason	All outstanding Share Awards shall vest (and the end of the performance period applicable to outstanding PSU awards shall be deemed to have occurred on the effective date of the termination) and payment shall be made in cash within 31 days of the termination date, with the amount of the cash payment calculated on the basis of Enerplus’ share performance up to the termination date and based on the fair market value of the Common Shares at such time.
Death	All outstanding Share Awards fully accelerate and vest, with the amount of the cash payment calculated on the basis of Enerplus’ share performance up to the date of the holder's death and based on the fair market value of the Common Shares at such time.
Full Retirement or Disability	All Share Awards previously granted to the holder will continue to vest and be paid out in accordance with their original terms.
Early Retirement	All Share Awards previously granted to the holder will continue to vest and be paid out in accordance with their original terms, except the number of unvested and unpaid Share Awards that comprise the most recent grant of such awards will be reduced on a pro rata basis for the proportion of the entire three-year vesting period completed prior to the date of retirement.
All Other Termination (including (i) Resignation, and (ii) by Enerplus For Just Cause)	Unless otherwise specified in an executive employment agreement, Share Awards are forfeited and cancelled on the termination date.

Adjustments and Accelerated Vesting

If Enerplus completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a "Transaction"), and as a result of such Transaction the Shareholders receive securities of another issuer (the "Continuing Entity") in full substitution or replacement for the Common Shares ("Replacement Securities"), the outstanding Share Awards will be adjusted, remain outstanding and continue in effect following the effective date of such Transaction, with appropriate adjustments made as required, including without limitation to (i) the number of Replacement Securities underlying the Share Awards held by each grantee, (ii) the dividends paid on the Common Shares (as replaced by the Replacement Securities) during the applicable performance period, and (iii) the 20-day volume weighted average trading price of the Common Shares determined for the beginning of the applicable performance period, in each case to appropriately account for and provide economic equivalence based on the exchange ratio of Replacement Securities issued for Common Shares pursuant to the Transaction.

However, if: (i) the Continuing Entity does not substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the Common Shares with Replacement Securities on the above-described terms; (ii) the Board determines, acting reasonably, that such substitution or replacement is not practicable or impairs or does not substantially preserve the rights of the holders of Share Awards; (iii) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Share Awards; or (iv) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange, then in each case the outstanding Share Awards shall become fully vested and paid out on the basis of Enerplus' share performance up to the date of the Transaction and based on the fair market value of the Common Shares at such time.

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ADDITIONAL INFORMATION

The Plan also contains customary anti-dilution provisions that provide for appropriate adjustments to the Share Awards in the event of a subdivision, consolidation, reclassification, recapitalization or similar transaction affecting the Common Shares that does not constitute a Transaction.

Other Terms

▪	The Plan provides that the Board may, in its sole judgement, amend or modify the terms and conditions regarding any grant of Share Awards including, without limitation, to accelerate any vesting or payment date of a Share Award or to adjust the Multiplier or the number of Common Shares deliverable pursuant to PSU awards under the Plan; provided that no such amendment or modification may, without the consent of the affected holder, reduce or adversely affect the amount of a Share Award otherwise payable pursuant to the terms of the Plan
▪	The Board may, at any time, without the approval of Shareholders, suspend, discontinue or amend the Plan or a Share Award. However, the Board may not amend the Plan or a Share Award without the approval of the holders of a majority of Common Shares who vote at a Shareholder meeting to:

(a)     increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, reserved for issuance pursuant to the Plan

(b)    expand the categories of individuals who are eligible to participate in the Plan

(c)    extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Plan

(d)    remove or increase the limits on the number of Common Shares issuable to any individual holder or to insiders as described under "Pool (Shareholder Approved Treasury Reserve)", above

(e)    permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes

(f)     amend the amendment provisions of the Plan

unless the change to the Plan or a Share Award results from the application of the adjustment or anti-dilution provisions of the Plan.

Additionally, no suspension, discontinuance or amendment may be made by the Board in respect of previously issued Share Awards that would adversely alter or impair those awards without the consent of the affected holder. Any amendments to the Plan are also subject to the requirements of the TSX or other applicable regulatory bodies

▪	Share Awards are personal to the holder and are non-transferable and non-assignable, other than as required for estate settlement purposes in the event of the holder's death
▪	The Plan does not provide for or contemplate the provision of financial assistance to holders, as no financial payment is required to be made by the holder under the operation of the Plan
▪	Enerplus is not required to issue or deliver any Common Shares to any holder or make any payment in violation of any applicable law, regulation or rule of any governmental authority, securities regulatory authority or stock exchange

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Schedule G: Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2022, the number of Common Shares which were authorized for issuance with respect to the Share Award Incentive Plan, being the only compensation plan of Enerplus under which securities may be issued from treasury. A description of this plan is set out under Schedule F of this "Additional Information" section.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding Options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2) (c)
Equity compensation plans approved by Shareholders	4,963,768	n/a	4,819,229
Equity compensation plans not approved by Shareholders	n/a	n/a	n/a
Total	4,963,768	n/a	4,819,229

Note:

1.	Includes PSUs and RSUs outstanding under the Share Award Incentive Plan.
2.	Represents Common Shares available for issuance for future grants of RSUs and PSUs under the Share Award Incentive Plan. The number of Common Shares that may be issued upon the vesting of RSUs (due to accumulated notional dividends from the date of grant) and PSUs (due to accumulated notional dividends and the application of the Multiplier) may be higher than the number of RSUs or PSUs, as applicable, granted and outstanding.

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Enerplus Corporation

Suite 3000, 333 - 7th Avenue S.W.

Calgary, AB T2P 2Z1

Telephone: 1-403-298-2200

Fax: 1-403-298-2211

Suite 2200, 950 – 17th Street

Denver, CO 80202-2805

Telephone: 1-720-279-5500

Fax: 1-720-279-5550

Toll Free Telephone: 1-800-319-6462

www.enerplus.com